

PROXY STATEMENT





2021



THE PEOPLE **CONNECTING** AMERICA®



11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Logistics

 **DATE AND TIME**
Tuesday, May 25, 2021
11:00 a.m., Eastern Time

 **PLACE**
The Annual Meeting will be held solely via a virtual meeting portal. You may attend the meeting and vote by visiting www.virtualshareholdermeeting.com/DY2021.

 **RECORD DATE**
The Board of Directors has fixed the close of business on Friday, March 26, 2021 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

Advance Voting Methods

 **BY INTERNET**
www.proxyvote.com

 **BY PHONE**
1-800-690-6903

 **BY MAIL**
Complete and return the proxy card or voting information card.

Voting Items

Elect the two directors named in the Proxy Statement;

Approve, by non-binding advisory vote, executive compensation;

Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2022; and

Transact such other business as may properly be brought before the Annual Meeting, and any adjournments or postponements of the Annual Meeting.

✅ **YOUR VOTE IS IMPORTANT**

Due to concerns relating to the coronavirus (COVID-19) pandemic, and to support the health and well-being of our employees and shareholders, this year's Annual Meeting will be a completely "virtual meeting" of shareholders. You will be able to attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast by visiting www.virtualshareholdermeeting.com/DY2021. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. We urge you to promptly vote and submit your proxy via the internet, by phone, or, if you received a paper copy of the proxy card by mail, by returning the proxy card in the envelope provided. Instructions for each type of voting are included in the Notice Regarding the Availability of Proxy Materials that you received and in this Proxy Statement. Voting via the internet, by phone or by mailing a proxy card will not limit your right to vote your shares electronically during the Annual Meeting. While you will not be able to attend the Annual Meeting at a physical location, we have designed the virtual meeting to ensure that our shareholders are given the same rights and opportunities to actively participate in the Annual Meeting as they would be at an in-person meeting, using online tools to facilitate access and participation.

By Order of the Board of Directors,

[signature]

Ryan F. Urness
Vice President, General Counsel and Secretary
Palm Beach Gardens, Florida

April 15, 2021

> **IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, MAY 25, 2021**
>
> The Notice, Proxy Statement and 2021 Annual Report to Shareholders are available on the internet at *www.proxyvote.com*.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Dycom Industries, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held on Tuesday, May 25, 2021, via a virtual meeting, at 11:00 a.m. Eastern Time, or at any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement and the accompanying proxy card are being distributed or otherwise furnished to shareholders on or about April 15, 2021.

This summary highlights certain information contained in this Proxy Statement. As it is only a summary, please review the entire Proxy Statement before voting.

2021 ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	Tuesday, May 25, 2021, at 11:00 a.m. Eastern Time.
Location:	The Annual Meeting will be held solely as a virtual meeting via a virtual meeting portal. You may attend the Annual Meeting and vote by visiting www.virtualshareholdermeeting.com/DY2021. If you plan to attend the Annual Meeting, please follow the voting and registration instructions as outlined in this Proxy Statement.
Record Date:	Shareholders of record as of the close of business on March 26, 2021 are entitled to vote.
Voting:	Each outstanding share of common stock is entitled to one vote. You may vote by telephone, internet, mail, or by attending the Annual Meeting. Please see "How Do I Vote?" on page 63.
Attendance:	To attend the Annual Meeting, please follow the instructions contained in "Who may attend the Annual Meeting?" on page 62.

ANNUAL MEETING AGENDA AND VOTING RECOMMENDATIONS

Proposal		Board's Voting Recommendation	Vote Required For Approval	Page References (for more detail)
Proposal 1	Election of Director Nominees	**FOR** EACH NOMINEE	Majority of Votes Cast	5
Proposal 2	Advisory Vote to Approve Executive Compensation	**FOR**	Majority of Votes Cast	23
Proposal 3	Appointment of the Independent Auditor	**FOR**	Majority of Votes Cast	58

Director Nominees

The Board of Directors has nominated two directors for election to the Board. The following table provides summary information about each nominee.

Name	Age	Director Since	Committee Memberships
Steven E. Nielsen	58	1996	Executive (Chair)
Jennifer M. Fritzsche	50	2020	

PROPOSAL	Election of Directors
1	✅ The Board of Directors recommends that shareholders vote **FOR** the election of Steven E. Nielsen and Jennifer M. Fritzsche as directors.

The Articles of Incorporation of the Company provide that the Board of Directors (the "Board") shall be divided into three classes, with each class serving a staggered three-year term and with each class having as equal a number of directors as possible.

Our Board currently consists of eight members. Two director nominees have been nominated for election at the Annual Meeting. The nominees are Steven E. Nielsen and Jennifer M. Fritzsche. Each nominee was selected by the Corporate Governance Committee and approved by the Board for submission to shareholders of the Company. Mr. Nielsen and Ms. Fritzsche are each currently serving a term that expires at the Annual Meeting and each has been nominated for a term expiring at the Company's fiscal 2024 annual meeting.

Each nominee has consented to serve if elected to the Board. If any director nominee becomes unable to accept nomination or election, which is not anticipated, the persons named as proxies will vote for the election of such other person as the Board may recommend. Proxies cannot be voted for a greater number of persons than the number of nominees named above.

Included in the biography of each of the nominees for election as a director of the Company and of those directors of the Company continuing in office or retiring at the conclusion of the Annual Meeting is a description of experiences, qualifications, attributes and skills that led our Board to conclude that he or she should serve as a director of the Company.

Patricia L. Higgins, whose term expires at the conclusion of the Annual Meeting, will retire from the Board in accordance with the Company's mandatory retirement policy.

Nominees for Election at this Meeting

NON-INDEPENDENT

DIRECTOR SINCE 1996

TERM EXPIRES 2021

AGE 58

BOARD CHAIR
DYCOM COMMITTEES:
- Executive (Chair)

Steven E. Nielsen

EXPERIENCE

Mr. Nielsen has been the President and Chief Executive Officer of the Company since March 1999; President and its Chief Operating Officer from August 1996 to March 1999; and a Vice President of the Company from February 1996 to August 1996.

SKILLS AND EXPERTISE

Mr. Nielsen's service as the Company's Chief Executive Officer and in other leadership roles within the Company allows Mr. Nielsen to bring to the Board a deep insight into the operations, challenges and complex issues facing the Company itself and the Company's industry in general.

INDEPENDENT

DIRECTOR SINCE 2020

TERM EXPIRES 2021

AGE 50

OTHER PUBLIC
DIRECTORSHIPS:
Wireless Telecom Group, Inc.

Jennifer M. Fritzsche

EXPERIENCE

Ms. Fritzsche is currently a Managing Director at Greenhill & Co. and previously served as the Chief Financial Officer and a director of Canopy Spectrum, LLC until April 2021. She has been a Senior Industry and Innovation Fellow at Georgetown University's McDonough School of Business since October 2019. She formerly served as a managing director and Senior Equity Analyst at Wells Fargo Securities (and its predecessor firms) from 1995 to 2020. During her career at Wells Fargo, Ms. Fritzsche served in multiple leadership and management roles, including as a Vice President and subsequently as a Managing Director of the Equity Research Group covering the telecommunications/cable services and communications infrastructure industries. Ms. Fritzsche has also served as a member of the Board of Directors of Wireless Telecom Group, Inc. since December 2020.

SKILLS AND EXPERTISE

Ms. Fritzsche has held senior level positions as an institutional equity analyst focused on the telecommunications/cable services and communications infrastructure industries and markets. This experience allows Ms. Fritzsche to bring to the Board substantial knowledge of the capital markets, mergers and acquisitions and corporate finance related to our business, industry and competitors.

Directors Whose Terms Expire at the 2021 Annual Meeting

INDEPENDENT

DIRECTOR SINCE 2008

TERM EXPIRES 2021

AGE 71

DYCOM COMMITTEES:
- Audit (Chair)
- Corporate Governance
- Finance

OTHER PUBLIC DIRECTORSHIPS:
CoreSite Realty Corp. and The Travelers Companies, Inc.

Patricia L. Higgins

EXPERIENCE

Ms. Higgins is subject to the Company's mandatory retirement policy and will be retiring from the Board, in accordance with the policy, effective at the conclusion of the 2021 Annual Meeting. Ms. Higgins was President, Chief Executive Officer, and a director of Switch & Data Facilities Company, Inc., a provider of neutral interconnection and colocation services, from September 2000 to her retirement in February 2004. Prior to that, Ms. Higgins served as Chairman and Chief Executive Officer of The Research Board, a consulting and research services company for the information technology industry from May 1999 to August 2000. Prior to 1999, Ms. Higgins also served as Corporate Vice President and Chief Information Officer of Alcoa Inc. and also held senior management positions at UNISYS Corporation, Verizon (NYNEX) and AT&T Inc. Ms. Higgins was a director at Barnes & Noble, Inc. from 2006 to 2019 and at Internap Network Services Corporation from 2004 to 2018. She has also served as a director at Visteon Corporation from 2004 to 2010, Delta Air Lines, Inc. from 2005 to 2007 and SpectraSite Communications, Inc. from 2004 to 2005.

SKILLS AND EXPERTISE

Ms. Higgins has held senior executive-level positions in telecommunications, computing and information technology. Ms. Higgins has also had extensive board experience as a director of numerous public companies, including serving as lead director and as a member of a number of audit committees (chairing two), compensation committees (chairing one), governance/nominating committees (chairing one) and chairing finance committees. This wide-ranging experience allows Ms. Higgins to bring to the Board substantial knowledge of accounting and financial controls, corporate finance and strategy, and governance practices, as well as a significant depth of understanding into the operation and management of public companies.

Directors Whose Terms Expire at the 2022 Annual Meeting

INDEPENDENT

DIRECTOR SINCE 2016

TERM EXPIRES 2022

AGE 59

DYCOM COMMITTEES:
- Audit
- Compensation
- Finance

Eitan Gertel

EXPERIENCE

Mr. Gertel served as the Chief Executive Officer and a director of Finisar Corporation from 2008 to 2015 as a result of the completion of the merger between Finisar and Optium Corporation. Prior to that, Mr. Gertel served as Chief Executive Officer and Chairman of the Board of Optium from 2004 to 2008 and as the President and a director of Optium from 2001 to 2004. From 1995 to 2001, Mr. Gertel served as Corporate Vice President and General Manager of the former transmission systems division of JDS Uniphase Corporation, a provider of broadband test and management solutions and optical products. Mr. Gertel currently serves as the Chairman of the Board of Opsys Technologies and as a member of the Board of Cylite Pty Ltd, each a privately held company. He joined the Board of each company in 2016.

SKILLS AND EXPERTISE

Mr. Gertel has significant executive-level experience in the telecommunications industry, including experience in business leadership, operations and strategy, and technical experience. This experience allows Mr. Gertel to bring to the Board knowledge of corporate strategy, corporate finance, and mergers and acquisitions, as well as significant operational knowledge of the industry as a result of the various management positions which he has held.

LEAD INDEPENDENT DIRECTOR

DIRECTOR SINCE 2018

TERM EXPIRES 2022

AGE 61

DYCOM COMMITTEES:
- Compensation
- Corporate Governance (Chair)
- Executive

Richard K. Sykes

EXPERIENCE

Mr. Sykes is a former Senior Partner of McKinsey & Company, Inc. Mr. Sykes was a Management Consultant with McKinsey from February 1996 to his retirement in August 2017. During this period, Mr. Sykes served clients in the industrial, consumer and healthcare industries focusing on issues of enterprise transformation, strategy, operations and organization. During his career at McKinsey, Mr. Sykes served in multiple firm-level leadership roles, including as Managing Partner of McKinsey's Midwest Office, and helped to build McKinsey's operations practice. From 1990 to 1995, Mr. Sykes was a Vice President and Partner at A.T. Kearney, a global management consulting firm. Prior to that, he held engineering and management roles in the manufacturing businesses of Eli Lilly and Company.

SKILLS AND EXPERTISE

Mr. Sykes has extensive general business management and leadership experience, as well as particular in-depth knowledge and expertise in operations, enterprise transformation, organization and strategy. This experience and knowledge allows Mr. Sykes to bring to the Board of Directors significant knowledge into strategic, financial and capital-related issues.

Directors Whose Terms Expire at the 2023 Annual Meeting

INDEPENDENT

DIRECTOR SINCE **2011**

TERM EXPIRES **2023**

AGE **69**

DYCOM COMMITTEES:
- Compensation (Chair)
- Corporate Governance

Dwight B. Duke

EXPERIENCE

Mr. Duke served as Senior Vice President, Business Operations, Service Provider Video Technology Group of Cisco Systems, Inc. from 2006 until his retirement in 2012. From 1998 to 2005, Mr. Duke was Senior Corporate Vice President of Scientific-Atlanta, Inc. and President of its Transmission Networks Systems business. During this period, Mr. Duke was a member of Scientific-Atlanta's corporate management and corporate operating committees which developed and implemented corporate strategy. Prior to 1998, Mr. Duke was Vice President of the Network Systems Group of Scientific-Atlanta and responsible for that company's digital video system business.

SKILLS AND EXPERTISE

Mr. Duke has substantial experience in operations management, distribution and marketing for the cable television industry. Mr. Duke also has experience in organization-wide strategic planning, as well as product and major program management. Mr. Duke's executive-level experience in the telecommunications and cable television industry, and his experience in integrating acquired businesses, allow Mr. Duke to bring to the Board of Directors significant knowledge of corporate strategy, technology, and mergers and acquisitions, particularly within industries closely related to the Company's business.

INDEPENDENT

DIRECTOR SINCE **2018**

TERM EXPIRES **2023**

AGE **64**

DYCOM COMMITTEES:
- Audit
- Compensation
- Finance

Peter T. Pruitt, Jr.

EXPERIENCE

Mr. Pruitt was appointed to the Board in November 2018 and was elected to the Board at the Company's 2019 Annual Meeting of Shareholders for a one-year term to serve until the 2020 Annual Meeting. Mr. Pruitt, a Certified Public Accountant, retired as a Senior Partner of Deloitte & Touche LLP and had been an auditor with Deloitte for 41 years. During his career at Deloitte, Mr. Pruitt served in multiple firm-level leadership roles and most recently served as Deloitte's Office Managing Partner for Florida and Puerto Rico.

SKILLS AND EXPERTISE

Mr. Pruitt has extensive audit and financial accounting expertise along with significant executive leadership experience. This wide-ranging experience allows Mr. Pruitt to bring to the Board of Directors deep knowledge of accounting and financial controls and financial reporting procedures.

INDEPENDENT

DIRECTOR SINCE **2015**

TERM EXPIRES **2023**

AGE **63**

DYCOM COMMITTEES:
- Audit
- Corporate Governance
- Finance (Chair)

OTHER PUBLIC DIRECTORSHIPS:
The Travelers Companies, Inc.

Laurie J. Thomsen

EXPERIENCE

Ms. Thomsen served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, Ms. Thomsen was a co-founder and General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, Ms. Thomsen worked at the venture capital firm Harbourvest Partners in Boston, where Ms. Thomsen was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

SKILLS AND EXPERTISE

Ms. Thomsen has extensive experience as a General Partner of a venture capital firm and significant experience and expertise in investments, finance and the development of emerging businesses. In addition, Ms. Thomsen has board experience at publicly traded companies. This experience allows Ms. Thomsen to bring to the Board substantial knowledge of accounting and financial controls, corporate finance structure and strategy, and governance practices, as well as significant experience with the growth and development of businesses and mergers and acquisitions. Ms. Thomsen's expertise in investments and private equity also allows her to bring insight into public company management from an investor's perspective.

Corporate Governance Highlights

The Company is committed to maintaining the highest standards of corporate governance. Strong corporate governance practices help achieve performance goals and sustain the trust and confidence of investors, employees and customers. The Company's corporate governance practices are described in more detail below under the section entitled "Board of Directors and Corporate Governance Information" beginning on page 11 of this Proxy Statement.

Key Board Governance Practices

Key Board Governance Practices

- Lead independent director with clearly defined roles and robust responsibilities.
- Independence of seven of eight directors (with only our CEO being non-independent).
- All Board committees (except the Executive Committee) are composed exclusively of independent directors.
- Majority voting for directors in uncontested elections.
- Executive session meetings for independent directors, chaired by the lead independent director.
- Risk oversight by full Board and committees, including full Board review of comprehensive management report on enterprise-wide assessment of risks.

- Robust director nomination process.
- Board takes active role in succession planning for senior management roles.
- Comprehensive annual Board and committee evaluations and self-assessments.
- Compensation program for non-employee directors aligns the interests of directors with those of the Company's shareholders through a mix of cash and equity-based compensation.
- Board review of Company business strategy.
- Mandatory retirement age for directors pursuant to Company's By-laws.

2021 Board Composition

BOARD INDEPENDENCE



Non-Independent Director **1**

Independent Lead Director

Independent Directors **7**

BOARD TENURE



10+ Years **2**

Mandatory Retirement Age at 68

0-5 Years **4**

6-10 Years **2**

5 New Directors Since 2012

GENDER DIVERSITY



Three Female Board Members

38% Female Representation

2021 Board Leadership Skills

Executive Leadership	**Financial Expertise**	**Telecommunications Industry Experience**
Executive leadership experience brings skills and qualifications that help our Board advise and support our management team and execute our strategies	Financial expertise experience assists our Board in overseeing our financial reporting, capital structure and internal audit and controls processes	Telecommunications industry experience and market knowledge brings a deep understanding of factors affecting our industry, operations, business needs and strategic goals
Public Company Board Experience	**Mergers & Acquisitions Experience**	**Technology Experience**
Public company board experience provides insight into new and best practices for corporate governance and mitigating unnecessary business risks	M&A experience assists the Board with evaluating potential strategic acquisitions, joint ventures or divestitures	Technology experience helps our Board advise our management as we seek to further enhance our service offerings to our customers and assist the Board's oversight of cybersecurity risks

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Board Leadership Structure

Chairman of the Board and Chief Executive Officer

Steven E. Nielsen serves as our Chairman of the Board and our Chief Executive Officer. The Board believes that the Company is best served by having one person serve as both Chairman of the Board and Chief Executive Officer because this structure provides cohesive leadership and clear accountability and direction. In his capacity as Chief Executive Officer, Mr. Nielsen possesses an intimate knowledge of the daily operations of the Company and its relationships with customers and employees. That enables him to provide the Board with leadership in setting its agenda and focusing its discussions. As the individual with primary responsibility for managing the Company's day-to-day operations, Mr. Nielsen is also best positioned to chair regular meetings of the Board and ensure that key business issues are brought to the attention of the Board. The combined role as Chairman and Chief Executive Officer also ensures that the Company presents its message and strategy to shareholders, employees, customers and other stakeholders with a unified, single voice.

Lead Independent Director

The Company's independent directors are led by a lead independent director, currently Richard K. Sykes, who also chairs the Corporate Governance Committee and is a member of the Executive Committee and the Compensation Committee. As lead independent director, Mr. Sykes performs a variety of tasks, including:

- Chairing executive sessions of the non-management directors;
- Facilitating communication with the Board and communicating regularly with the Chairman regarding Board related matters;
- Advising the Chairman and chairs of the committees of the Board with respect to agendas; and
- Ensuring that information needs relating to meetings of the Board and its committees are met.

Board Independence

Board independence and oversight of the senior management of the Company are enabled by the presence of independent directors who have substantive knowledge of the Company's business and have oversight of the critical functions of the Company, such as the integrity of the Company's financial statements, the evaluation and compensation of executive management and the nomination of directors. In accordance with the Company's Corporate Governance Guidelines, independent directors meet without management present as needed at regularly scheduled executive sessions.

In accordance with the Company's Corporate Governance Guidelines, the Board monitors the independence of its members using standards set forth in the guidelines, which reflect the independence requirements set forth in the New York Stock Exchange ("NYSE") Corporate Governance listing standards. Under these standards, the Board of Directors has determined that each of the seven of the eight members of the Board are independent and that such group constitutes a majority of the Board. Mr. Nielsen, who serves as our President and Chief Executive Officer, is the only non-independent director.

Committees of the Board

The Board has the authority to appoint committees to perform certain functions and currently has (i) an Audit Committee, (ii) a Compensation Committee, (iii) a Corporate Governance Committee, (iv) an Executive Committee and (v) a Finance Committee. Each member of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee is independent within the meaning of the NYSE Corporate Governance Listing Standards and the Company's Corporate Governance Guidelines. The Board has also established written charters for each of its Audit Committee, Compensation Committee, Corporate Governance Committee and Finance Committee, which, together with governance guidelines, are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.

The following table provides summary information regarding the Board and each committee.

	Committee Memberships					
Members	Independent	Audit	Compensation	Corporate Governance	Executive	Finance
Dwight B. Duke	✔		✔ (C)	✔		
Jennifer M. Fritzsche	✔					
Eitan Gertel	✔	✔	✔			✔
Patricia L. Higgins(1)	✔	✔ (C)		✔		✔
Steven E. Nielsen (*)					✔ (C)	
Peter T. Pruitt, Jr.	✔	✔	✔			✔
Richard K. Sykes (L)	✔		✔	✔ (C)	✔	
Laurie J. Thomsen	✔	✔		✔		✔ (C)

(1) Ms. Higgins will retire at the conclusion of the 2021 Annual Meeting in accordance with the Company's mandatory retirement policy.

✔ = Member (C) = Chair (*) = Board Chairman (L) = Lead Independent Director

Audit Committee

MEMBERS:
Eitan Gertel
Patricia L. Higgins (Chair)
Peter T. Pruitt, Jr.
Laurie J. Thomsen

MEETINGS IN FISCAL 2021: 6

Peter T. Pruitt, Jr. is expected to become the Chair following the retirement of Ms. Higgins from the Board after the Annual Meeting.

ROLES AND RESPONSIBILITIES

The Audit Committee has responsibility for, among other things, assisting the Board of Directors oversight responsibilities with respect to:

- creating and maintaining a corporate environment that supports the integrity of the financial reporting process;
- the quality and integrity of the Company's financial statements, related disclosures, and financial reporting;
- internal controls over financial reporting, including information system controls and security, and management's assessment of the adequacy and effectiveness of such controls;
- compliance with applicable legal and regulatory requirements, including establishing procedures for receipt and review of complaints and reports;
- independent auditor's qualifications, independence and performance;
- reviewing critical accounting policies and material communications with the independent auditors and management;
- the performance of the Company's internal audit function and control functions;
- policies with respect to risk assessment and risk management and the mitigation of such risks; and
- the fees paid to the Company's independent auditor.

The Board has reviewed the qualifications and experience of each of the Audit Committee members and determined that all members of the Audit Committee are "financially literate" as defined by the NYSE listing standards. The Board has determined that the Chair of the Audit Committee, Patricia L. Higgins, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the Securities and Exchange Commission ("SEC"), promulgated pursuant to the Sarbanes-Oxley Act of 2002, and has "accounting or related financial management expertise" within the meaning of the NYSE listing standards.

Compensation Committee

MEMBERS:
Dwight B. Duke (Chair)
Eitan Gertel
Peter T. Pruitt, Jr.
Richard K. Sykes

**MEETINGS IN
FISCAL 2021: 10**

ROLES AND RESPONSIBILITIES

The Compensation Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- the Company's compensation philosophy, strategy and principles;
- total compensation packages of the Chief Executive Officer and other executive officers;
- corporate goals and metrics relevant to the compensation of the Chief Executive Officer and evaluating his annual performance in light of such objectives;
- the Company's equity-based and incentive compensation plans, policies and programs;
- all employment agreements, consulting, retirement and severance agreements for executive officers;
- selecting a peer group of companies to be used for purposes of determining competitive executive compensation packages;
- recommending to the Board the compensation of the non-management directors;
- reviewing and discussing with management the Company's compensation discussion and analysis included in this Proxy Statement;
- reviewing and recommending for approval by the Board the Company's recommendation with respect to the "Say-on-Pay" vote and the frequency of such future votes; and
- reviewing the results of the "Say-on-Pay" vote and recommending whether to make any adjustments to the Company's executive compensation policies and practices.

The Compensation Committee has directly engaged Compensation Strategies, Inc. (the "Compensation Consultant") as an independent compensation consulting firm to provide executive and director compensation consulting services to the Compensation Committee. During fiscal 2021, a representative of the Compensation Consultant attended nine out of ten Compensation Committee meetings.

Corporate Governance Committee

MEMBERS:
Dwight B. Duke
Patricia L. Higgins
Richard K. Sykes (Chair)
Laurie J. Thomsen

MEETINGS IN FISCAL 2021: 10

ROLES AND RESPONSIBILITIES

The Corporate Governance Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- recommending to the Board the director nominees for election at the Company's annual meeting of shareholders;
- recommending to the Board qualified individuals to fill Board member vacancies;
- recommending to the Board the appointment of officers of the Company;
- reviewing periodically the number and functions of the committees of the Board and recommending to the Board the appointment of its members to serve on the committees;
- evaluating on an annual basis the performance of individual directors and the independence of outside directors;
- evaluating the performance of the Chief Executive Officer on an annual basis and submitting its evaluation to the Compensation Committee;
- reviewing management succession and development plans;
- reviewing and making recommendations to the Board regarding proposals of shareholders that relate to corporate governance;
- reviewing and recommending to the Board changes in the Company's Articles of Incorporation and By-laws;
- reviewing and assessing the adequacy of the Company's process of handling communications to and from directors;
- reviewing and assessing the adequacy of the Company's policies and practices on corporate governance, including director education and onboarding and communication of Company governance and ethics guidelines;
- leading the Board and each committee in conducting each body's annual performance self-evaluation;
- oversee the annual evaluation of the Board and its committees; and
- developing and monitoring compliance with the Company's corporate governance guidelines and codes of business conduct and ethics.

Executive Committee

MEMBERS:
Steven E. Nielsen (Chair)
Richard K. Sykes

ROLES AND RESPONSIBILITIES

The Executive Committee is empowered to act for the full Board during intervals between Board meetings, with the exception of certain matters that by law may not be delegated.

Finance Committee

MEMBERS:
Eitan Gertel
Patricia L. Higgins
Peter T. Pruitt, Jr.
Laurie J. Thomsen (Chair)

MEETINGS IN FISCAL 2021: 6

ROLES AND RESPONSIBILITIES

The Finance Committee has responsibility for, among other things, assisting the Board of Directors in its oversight responsibilities with respect to:

- assisting the Board in meeting its fiduciary responsibilities relating to financing strategy, financial policies and the financial condition of the Company;
- setting policy for short-term investments and monitoring the adequacy of the Company's investment policy;
- reviewing borrowing arrangements and repurchases of indebtedness;
- reviewing financial risk management strategies;
- reviewing certain proposed acquisition, joint venture and disposition plans;
- reviewing material banking relationships and lines of credit;
- reviewing material changes to the Company's capital structure, financial arrangements and capital spending; and
- recommending changes in the capital structure of the Company.

Selection of Directors

Director Candidates

The Corporate Governance Committee is responsible for reviewing and recommending to the Board the director nominees for election by shareholders of the Company, including those nominees that are recommended by shareholders in accordance with the procedures set forth in the Company's Amended and Restated By-laws and applicable law.

Identifying Director Candidates

The Corporate Governance Committee identifies and evaluates director candidates, which includes requesting from directors and others recommendations for director candidates, engaging third-party search firms, meeting from time to time to evaluate information and background materials relating to potential candidates, and interviewing of selected candidates by members of the Corporate Governance Committee and the Board. Before nominating a sitting director for reelection, the Corporate Governance Committee will also consider the director's performance on, participation in and contributions to the activities of the Board and the director's past attendance at Board meetings.

The Corporate Governance Committee is open to considering director nominee candidates from many sources, including shareholders. If a shareholder wishes to recommend a nominee for director, written notice should be sent to the Secretary of the Company in accordance with the instructions set forth under "General Information—Additional Information—Submission of Proposals for Inclusion in 2022 Proxy Materials" on page 66 of this Proxy Statement. The Corporate Governance Committee will evaluate shareholder recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Skills, Diversity and Qualifications

The Board and the Corporate Governance Committee believe that the Board's membership should reflect the diversity of experience, background, skills, geography and gender required to meet its corporate governance, oversight and advisory functions. While the Company has not adopted a formal diversity policy, it believes that a board made up of qualified directors from diverse backgrounds will contribute a variety of perspectives, opinions and experiences to board discussions and decisions and will result in creating balanced and thoughtful corporate strategies. The Board and Corporate Governance Committee also ensure that the Board has the expertise required to fulfill all of its legal and regulatory requirements, including the requirements for each of its committees. Accordingly, in considering whether to recommend any particular candidate for inclusion in the slate of recommended director nominees, the Corporate Governance Committee will consider numerous attributes, including those described above, as well as the candidate's integrity, business acumen, knowledge of the Company's business and industry and experience that will complement the current members of the Board of Directors.

Conflicts of Interest

The Corporate Governance Committee assesses whether there is any conflict of interest with respect to the Company and the director nominee.

A Balanced Approach

The Corporate Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for a prospective nominee. The Corporate Governance Committee believes that the backgrounds and qualifications of our directors, considered as a group, should provide a diverse mix of background, experience, perspectives, knowledge and abilities that will allow the Board to fulfill its responsibilities and operate effectively.

Board Role in Risk Oversight

The Board takes an active role in overseeing enterprise-level risks both as the full Board, and through its committees. The committees of the Board are primarily responsible for the oversight of risk as follows:

the **Audit Committee**	the **Compensation Committee**	the **Finance Committee**	the **Corporate Governance Committee**
has oversight over the financial reporting, accounting and internal control risks. The Audit Committee also has oversight over cybersecurity and information security risk.	oversees the Company's executive compensation arrangements, including the identification and management of risks that may arise from the Company's compensation policies and practices.	has oversight over the Company's financial exposure, including liquidity, credit and interest rate risks, and acquisition and disposition plans above a certain threshold.	has oversight over corporate governance, including establishing practices and procedures that promote good governance and mitigate governance risk, and is also responsible for reviewing the performance of the Board and individual directors. The Corporate Governance Committee also ensures that each committee of the Board engages in an annual performance self-evaluation based upon criteria and processes established by the Corporate Governance Committee. The Corporate Governance Committee also focuses on succession planning for the Board and the executive officers of the Company.

The Board has determined that the full Board is the most effective structure for the general oversight of enterprise level risks. The Board also believes its oversight of risk is enhanced by its current leadership and committee structure as discussed above. The Company believes it is also beneficial for its Chief Executive Officer to have a dual role in executive and operational management of the Company and as Chairman of the Board. Our Chief Executive Officer, in his role of Chairman of the Board, organizes regular meetings of the Board and is best able to understand, evaluate and raise critical business and other risks to the attention of the Board. The Board receives regular reports from the committee chairs, as well as reports directly from officers of the Company to ensure it is apprised of risks, how these risks may relate to one another and how management is addressing these risks. In addition, the Audit Committee has established procedures for the receipt, retention and review of complaints regarding accounting and auditing matters and related to concerns about internal controls over financial reporting. Such procedures are intended to reduce risk by encouraging the reporting of any issues or concerns regarding questionable accounting matters and ensuring that such complaints are promptly and effectively addressed.

The Company also conducts a periodic enterprise-wide assessment of risks. The risks considered as part of this assessment include those inherent in the Company's business, as well as the risks from external sources such as competitors, the economy and credit markets, regulatory and legislative developments, and cybersecurity and data protection risks. A report is periodically presented to the Board by management and updates are provided as required. The objectives of the risk assessment process include (i) determining whether there are risks that require additional or higher priority mitigation efforts; (ii) developing a defined list of key risks to be shared with the Audit Committee, the Board and senior management; (iii) contributing to the development of internal audit plans; (iv) facilitating the NYSE governance requirement that the Audit Committee discuss policies around risk assessment and risk management; and (v) facilitating discussion of the risk factors to be included in Item 1A of the Company's Annual Report on Form 10-K.

Board Practices, Policies and Processes

Board Meetings and Attendance

The Board held twelve meetings during fiscal 2021. During fiscal 2021, all directors attended 100% of the meetings of the Board and the committees of the Board on which they served during the period. Ms. Fritzsche joined the Board on October 27, 2020 and has attended all meetings since joining the Board. Although the Company does not have a formal policy regarding attendance by the Board members at the Annual Meeting, it encourages and expects all of its directors to attend. At the 2020 Annual Meeting, all of the directors then serving on the Board attended.

Corporate Governance Guidelines, Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers

The Company is committed to the highest ethical standards, sound corporate governance practices and compliance with NYSE, SEC and other regulatory and legal requirements. In furtherance of these goals, the Board has adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for Senior Financial Officers. These policies are intended to create a corporate environment that supports and encourages ethical and honest behavior, the avoidance of conflicts of interest, compliance with applicable laws and regulations and the prompt reporting of violations and concerns without fear of retaliation. The above-described codes of conduct and governance guidelines, are available on the Company's website at *www.dycomind.com*. Copies of each may also be obtained, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408. These documents are periodically reviewed in light of legal and corporate governance developments and may be modified as appropriate. Please note that the information contained in or connected to the Company's website is not intended to be part of this Proxy Statement.

The Company's Code of Ethics for Senior Financial Officers and its Code of Business Conduct and Ethics, each meet the definition of a code of ethics as defined in Item 406(b) of Regulation S-K of the Securities Act of 1933. The Code of Ethics for Senior Financial Officers applies to the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. The Code of Business Conduct and Ethics applies to all directors, officers, managers and employees of the Company. These codes reflect the Company's expectation that its directors, officers and other employees conduct themselves with the highest standard of business ethics. The Company discloses amendments to provisions of the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics, or a waiver from the Code of Ethics for Senior Financial Officers and the Code of Business Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions by posting such information on the Company's website at *www.dycomind.com*.

Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors

The Board believes that directors and management should have a significant financial stake in the Company to align their interests with those of the Company's shareholders. To this effect, the Board has established stock ownership guidelines that require nonemployee directors to own shares of Company common stock with a value of not less than a specified multiple of annual cash retainer. In addition, the Chief Executive Officer and certain other executive officers of the Company are subject to stock ownership and/or shareholding requirements. The stock ownership guidelines and shareholding requirements for the Chief Executive Officer and other executive officers and key employees are further described under "Executive Compensation—Compensation Discussion and Analysis—Stock Ownership Guidelines for the Chief Executive Officer" on page 42 of this Proxy Statement.

For non-employee directors, the guidelines require share ownership of Company common stock that approximates a value of five times the annual cash retainer paid to such non-employee director. For directors elected prior to November 2017, the guidelines require share ownership of Company common stock that approximates a value of five times the annual cash retainer in effect as of November 20, 2017 (the "Effective Date"). Non-employee directors generally are expected to comply with the stock ownership guidelines within five years after appointment or election to the Board of Directors. In the case of a non-employee director elected after the Effective Date, the number of shares such individual director is expected to own shall be determined based on the value of a share of common stock of the Company on the date of his or her election and such director's annual cash retainer as of that date. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units.

Each individual director is also required to retain 50% of the net after-tax shares which he or she acquires under the Company's equity plans until the applicable threshold is achieved. If a non-employee director does not attain the shareholding requirement as of the day immediately prior to the payment of any cash retainer or other service period fees for service on the Board (except for meeting or committee fees) that otherwise would be made in cash, then 60% of the payment will be paid in restricted stock or restricted stock units, as determined by the plan administrator of the non-employee directors equity plan. Once achieved, ownership of the guideline amounts must be maintained for as long as the individual director is subject to these guidelines.

The Board periodically reviews the stock ownership guidelines and updates them as required. As of January 30, 2021, each non-employee director has exceeded, or is making satisfactory progress toward, the stock ownership threshold.

Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers

The Company's Insider Trading Policy prohibits hedges and pledges of the Company's common stock by a non-employee director or executive officer of the Company. A "hedge" would include any instrument or transaction through which an executive officer or non-employee director offsets decreases of his or her exposure to risk of price fluctuation in the Company's common stock. The policy also prohibits pledges of the Company's common stock by an executive officer or non-employee director, such as using Company common stock as collateral for a loan or by holding Company common stock in a margin account (with the exception of the use of a margin account to purchase Company common stock only in connection with the exercise of Company-granted stock options). The Board believes this policy better aligns the interests of the members of the Board and its executives with the interests of the Company's shareholders.

Communications with the Board

The Board has adopted a formal process by which shareholders and other interested parties may communicate with one or more of the Company's non-management directors. Shareholders who wish to communicate with a director or one or more of the non-management directors should direct their communications in writing to:

Dycom Industries, Inc.
c/o Ryan F. Urness, General Counsel and Secretary
11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, Florida 33408
Email: corporatesecretary@dycominc.com

All such communications should be clearly marked "Shareholder Communication to the Dycom Industries, Inc. Board of Directors."

The Secretary of the Company has primary responsibility for monitoring director-related communications from shareholders and other interested parties and forwarding collected communications to the intended recipient, provided they meet certain criteria. In general, communications are forwarded to the intended director or director group as long as the communications do not relate to ordinary business, legal or administrative matters or other non-substantive or inappropriate matters further described in the Company's Internal Process for Handling Communications to and from Directors. All concerns and complaints relating to accounting, internal accounting controls or auditing practices, including those reported as a violation of the Code of Business Conduct and Ethics or the Code of Ethics for Senior Financial Officers, will be referred to the Audit Committee in accordance with the Company's Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters. Each of the Code of Business Conduct and Ethics, the Internal Process for Handling Communications to and from Directors and the Audit Committee Procedures for Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters are available on the Company's website at *www.dycomind.com*.

Majority Voting and Director Resignation Requirements

The Company's Amended and Restated By-laws provide for a majority voting standard for uncontested director elections. Under this standard, a director nominee will be elected only if the affirmative vote of shares of common stock represented and entitled to vote at an annual meeting exceeds the votes cast opposing that nominee. Pursuant to the standard, a director is required to tender his or her resignation to the Board if the director fails to receive the required number of votes. The Board shall nominate for election or re-election only those candidates who agree to tender, promptly following the person's failure to receive the required vote for election or re-election at the next annual meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon the Board's acceptance of the resignation. In addition, the standard requires the Board to fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by incumbent directors. The Corporate Governance Committee will evaluate and make a recommendation to the Board with respect to the tendered resignation. In its review, the Corporate Governance Committee will consider any factors that it deems relevant.

Where a director has failed to receive a majority of the votes cast in an uncontested director election and the Corporate Governance Committee has provided its recommendation, the Board must take action on the Corporate Governance Committee's recommendation within 90 days following certification of the shareholders' vote and publicly disclose its decision and the rationale for the decision on a Current Report on Form 8-K furnished with the SEC within four business days after its decision. Absent a determination by the Board that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director (based on such factors that the Board deems relevant), the Board shall accept the resignation. In accordance with the Company's Corporate Governance Guidelines, an unsuccessful incumbent director will not participate in any deliberations of the Corporate Governance Committee or the Board with respect to the tendered resignation. The Corporate Governance Guidelines also provide procedures to address a situation in which all members of the Corporate Governance Committee are unsuccessful incumbents.

If the Board accepts the resignation of an unsuccessful nominee for director, it may fill the resulting vacancy or decrease the size of the Board in accordance with the Company's Amended and Restated By-laws or the Company's Articles of Incorporation. If a director's resignation is not accepted by the Board, such director will continue to serve as a director until the next succeeding annual meeting and until his or her successor is duly elected or until the director's earlier resignation, removal from office or death. In contested elections, the plurality voting standard will apply. A contested election is an election in which the Secretary of the Company determines that the number of director nominees exceeds the number of directors to be elected to the Board.

Service on Other Boards

Pursuant to the Company's Corporate Governance Guidelines, directors are expected to devote sufficient time and attention to carrying out their duties and responsibilities and ensure that their other responsibilities, including service on other public company boards, do not materially interfere with their responsibilities for the Board. In the event that a director wishes to serve as a board member of another company, they must inform the Chairman of the Board and the Chair of the Corporate Governance Committee of such intention. The Board will review whether such additional board service is likely to impair such director's service on the Board or applicable committees or would create a conflict of interest with the Company. The Company also prohibits any member of the Audit Committee from simultaneously serving on more than three public company audit committees unless the Board determines that such service will not adversely affect such director's service on the Board or Audit Committee.

Board Tenure and Mandatory Retirement

The Corporate Governance Committee will, as part of its annual assessment of the composition of the Board, review a director's continuation on the Board and consider such director's qualifications, experience, skills, diversity and Board tenure into account. Under the Company's Corporate Governance Guidelines and its Bylaws, a director is generally required to retire when he or she reaches age 68, and such retirement shall take effect at the expiration of such individual's then-current term of office. The Board may waive this requirement as to any director if it deems a waiver to be in the best interests of the Company.

Certain Relationships and Related Transactions

The Board has adopted a written policy and procedures for the review of all transactions in which the Company is a participant and any director or nominee, executive officer or security holder of more than five percent of the Company's common stock (or, in the case of the foregoing persons, their immediate family members) has a direct or indirect financial interest (each, a "related person transaction").

A member of the Board or any of our executive officers proposing to enter into such transaction must report the proposed related person transaction to the Company's General Counsel. The policy calls for the proposed related person transaction to be reviewed, and if deemed appropriate, approved by the Audit Committee. Generally, the Audit Committee will approve the transaction if the Audit Committee determines the transaction is beneficial to the Company and contains the same or reasonably comparable terms as would be obtained in an arm's-length transaction with an unrelated third party.

Neither the Company nor any of its subsidiaries has engaged in any related person transaction during fiscal 2021.

DIRECTOR COMPENSATION

Compensation of Non-Employee Directors

The Company's compensation program for non-employee directors is designed to enable the Company to attract, retain and motivate highly qualified directors to serve on the Board. The program is also intended to be competitive with other companies in the Peer Group (as defined under "Executive Compensation—Compensation Discussion and Analysis—Role of Compensation Consultant and Peer Group Comparison" beginning on page 30 of this Proxy Statement) and to further align the interests of these directors with our shareholders by compensating directors with a mix of cash and equity-based compensation. Directors who are employees of the Company receive no additional compensation for serving on the Board or its committees.

The Compensation Committee is also responsible for recommending to the Board changes in director compensation. The Compensation Committee periodically reviews non-employee director compensation trends and data from the Peer Group and other relevant and comparable market data including reports on the competitiveness of compensation for non-employee directors received from its independent Compensation Consultant. Each of the Company's non-employee directors currently receives the compensation described below.

Directors' Fees

Non-employee directors received the following retainer fees for fiscal 2021: (i) an annual retainer fee of $65,000; and (ii) a fee of $20,000 for service as non-management Lead Independent Director. Also, Board members serving as a Chair of a committee received the following fees for fiscal 2021: (i) $15,000 for service as Audit Committee chair, (ii) $10,000 for service as Compensation Committee chair, (iii) $7,500 for service as Corporate Governance Committee chair and (iv) $7,500 for service as Finance Committee chair. Directors' fees are paid in four quarterly installments. In addition, non-employee directors receive $2,250 for each quarterly or special meeting of the Board of Directors attended in person and $1,000 for each telephonic meeting attended. Non-employee directors receive $1,250 for each quarterly or special committee meeting attended in person and $750 for each telephonic meeting attended.

Non-Employee Directors Equity Plan

The 2017 Non-Employee Directors Equity Plan (the "Director Equity Plan") provides for the grant of (i) an annual equity award to each continuing non-employee director as of the date of the Company's annual meeting of shareholders and (ii) an equity award upon a new non-employee director's initial election or appointment to the Board. The Director Equity Plan permits the grant of awards consisting of non-qualified stock options, shares of restricted stock, restricted stock units and deferred restricted stock units. In each case, the value, type and terms of such awards are approved by the Board, based on the recommendation of the Compensation Committee.

For fiscal 2021, the Compensation Committee determined that the grant date fair value of annual awards provided to each non-employee director would be $130,000, allocated 100% to restricted stock units (based on the values provided to the Compensation Committee by the Compensation Consultant). The Compensation Committee, with input from its independent Compensation Consultant, determined that granting the annual equity award in the form of restricted stock units was consistent with general market practices, as well as those of the Peer Group. Accordingly, each continuing director was granted restricted stock units which vest, generally subject to continuing service, ratably over three years following the grant date. In addition, non-employee directors may elect to receive up to 100% of their cash retainer fee in restricted shares of Company common stock, subject to a six-month restriction on transfer. The number of shares of restricted stock or restricted stock units to be granted to a non-employee director is determined by (i) dividing (a) the U.S. dollar amount of the director's annual retainer(s) elected, or required, to be received in the form of restricted stock or restricted stock units by (b) the fair market value of a share of Company common stock on the date such fees are payable and (ii) rounding up to the nearest whole share of common stock. Non-employee directors are also permitted to defer settlement of their restricted stock units until the earlier of their termination of service on the Board for any reason and a date specified by such director. As discussed in greater detail above in the section entitled "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors" on page 17 of this Proxy Statement, the Board has established stock ownership guidelines for the non-employee directors to further align their economic interests with those of the Company's shareholders. Under the Director Equity Plan, 140,000 shares of common stock are authorized for issuance and, as of January 30, 2021, the Company had 65,952 shares available for future awards under the plan.

Director Compensation Table

The following table sets forth the compensation for the non-employee members of the Board for the fiscal year ended January 30, 2021. Ms. Higgins will retire at the conclusion of the Annual Meeting in accordance with the Company's mandatory retirement policy.

Name[1]	Fees Earned or Paid in Cash[2][3]	Stock Awards[3][4]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Dwight B. Duke	$111,089	$146,887	$ —	$ —	$ —	$ —	$257,976
Jennifer M. Fritzsche	$ 3,250	$ 83,160	$ —	$ —	$ —	$ —	$ 86,410
Eitan Gertel	$104,500	$146,887	$ —	$ —	$ —	$ —	$251,387
Patricia L. Higgins	$119,500	$146,887	$ —	$ —	$ —	$ —	$266,387
Peter T. Pruitt, Jr.	$ 98,250	$146,887	$ —	$ —	$ —	$ —	$245,137
Richard K. Sykes	$133,271	$146,887	$ —	$ —	$ —	$ —	$280,158
Laurie J. Thomsen	$115,000	$146,887	$ —	$ —	$ —	$ —	$261,887

[1]   As a Company employee, Mr. Nielsen is not separately compensated for his service on the Board of Directors. His compensation is included in the Summary Compensation Table on page 42 of this Proxy Statement. Ms. Higgins is subject to the Company's mandatory retirement policy as of the 2021 Annual Meeting and will be retiring from the Board, effective at the conclusion of the 2021 Annual Meeting.

[2]   Each RSU entitles the recipient to one share of the Company's common stock upon settlement. The amounts in this column represent the fees that were earned or paid in cash plus the grant date fair value of restricted shares for the annual retainer(s) which the director elected to receive in restricted shares during fiscal 2021. For fiscal 2021, the total number of restricted shares and aggregate grant date fair value which were elected by non-employee directors to be paid in shares are as follows: Dwight B. Duke, 1,768 shares having an aggregate grant date fair value of $75,089 and Richard K. Sykes, 2,287 shares having an aggregate grant date fair value of $97,271.

[3]   As required by SEC rules, amounts in these columns present the aggregate grant date fair value of stock awards granted during fiscal 2021 computed in accordance with FASB ASC 718. The stock awards exclude the amounts a director elected to receive in restricted stock or RSUs in lieu of their annual cash retainer(s) as described in footnote (2) above. See Note 19 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021 regarding assumptions underlying valuation of equity awards. The stock awards vest, subject to continuing service, ratably over three years following the grant date. These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards.

(4) The following table shows the grant date fair value of shares of restricted stock and RSUs granted to directors during fiscal 2021 computed in accordance with FASB ASC 718. See Note 19 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2021, regarding assumptions underlying valuation of equity awards.

Name	Grant Date	Grant Date Fair Value of Restricted Stock/Unit Awards	Grant Date Fair Value of Stock Option Awards
Dwight B. Duke	01/27/2020	$ 18,757	$—
	04/27/2020	$ 18,756	$—
	05/19/2020	$146,887	$—
	07/27/2020	$ 18,775	$—
	10/26/2020	$ 18,802	$—
Jennifer M. Fritzsche	10/27/2020	$ 83,160	$—
Eitan Gertel	05/19/2020	$146,887	$—
Patricia L. Higgins	05/19/2020	$146,887	$—
Peter T. Pruitt, Jr.	05/19/2020	$146,887	$—
Richard K. Sykes	01/27/2020	$ 27,827	$—
	04/27/2020	$ 23,149	$—
	05/19/2020	$146,887	$—
	07/27/2020	$ 23,164	$—
	10/26/2020	$ 23,130	$—
Laurie J. Thomsen	05/19/2020	$146,887	$—

As of January 30, 2021, each non-employee director had the following aggregate number of outstanding unvested restricted stock units and outstanding unexercised stock options:

Name	Outstanding Unvested Restricted Stock Units	Outstanding Stock Options*
Dwight B. Duke	6,333	10,852
Jennifer M. Fritzsche	1,232	—
Eitan Gertel	6,333	—
Patricia L. Higgins	6,333	10,852
Peter T. Pruitt, Jr.	6,151	—
Richard K. Sykes	6,390	—
Laurie J. Thomsen	6,333	—

* Includes vested and unvested stock options.

PROPOSAL 2

Advisory Vote on Executive Compensation

✅ The Board of Directors recommends that shareholders vote **FOR** the resolution approving, on a non-binding advisory basis, the compensation of the Named Executive Officers.

On an annual basis, the Company provides its shareholders with the opportunity to participate in a non-binding advisory vote to approve the compensation of the Named Executive Officers for fiscal 2021 as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The Company's executive compensation program has been designed to attract, motivate and retain highly performing executives and align the interests of those executives with the long-term interests of the Company's shareholders. We believe the program also supports the Company's pay-for-performance principles by placing a substantial amount of total executive compensation, including compensation of the Chief Executive Officer, "at risk" based on the performance of the Company.

The Company seeks to implement and maintain sound compensation governance practices to ensure adherence to its pay-for-performance philosophy while appropriately managing risk and aligning its executive compensation program with the long-term financial interests of shareholders. The Compensation Committee regularly reviews the executive compensation program to ensure alignment with the Company's business strategies and pay-for-performance philosophy and general market practices.

2020 Say-On-Pay Advisory Vote Results



The Company believes these strong approval results demonstrate a desire by its shareholders that the Company maintain the current objectives and practices in connection with its executive compensation program.

The Company values the opinions of its shareholders and annually submits the compensation of its Named Executive Officers to a non-binding shareholder advisory "Say-on-Pay" vote. At our May 2020 Annual Meeting, approximately 96% of the votes cast on our "Say-on-Pay" proposal were cast for approval of the compensation of our named executive officers. We believe that this indicates strong support for our continued focus on aligning our named executive officer compensation programs with the interests of our shareholders. During fiscal 2021, we continued to focus on pay for performance, "at risk" compensation, supporting the Company's business goals and strategies while simultaneously discouraging excessive risk taking. On an ongoing basis, the Compensation Committee reviews the executive compensation program to ensure its continued alignment with the Company's pay-for-performance philosophy and general market practices.

For the reasons highlighted above, and more fully discussed in the "Executive Compensation—Compensation Discussion and Analysis" section ("CD&A") beginning on page 26 of this Proxy Statement, the Board of Directors unanimously recommends a vote **FOR** the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative disclosure in this Proxy Statement."

This vote is required pursuant to Section 14A of the Exchange Act and is advisory and non-binding; however, the Compensation Committee and our Board will review the voting results and consider shareholder views in connection with the design and implementation of the executive compensation program.

Compensation Highlights for Fiscal Year 2021

Compensation Actions in Response to the Covid-19 Pandemic

As a result of the Covid-19 pandemic, fiscal 2021 brought unique challenges to the Company, our employees, customers and the communities in which we live and operate. Our foremost priority was, and continues to be, ensuring the health and well-being of our employees to the greatest extent possible. Accordingly, we implemented enhanced safety measures for all of our employees and moved over 2,000 of our personnel out of our office locations and into a remote work environment. Due to the economic uncertainty caused by the pandemic, we took steps to quickly enhance our liquidity and further strengthen our financial position. Those steps included instituting voluntary reductions to the base salaries of our executive officers and, in response to extreme volatility in the price of our common stock, a reduction in the fair value of equity awards issued pursuant to our long-term incentive plan.

Overview of Executive Compensation

The Company's executive compensation program is designed to reward executive officers who contribute to the Company's sustained growth and successful execution of its strategy and operating plans. Total direct compensation is targeted to be comparable to those companies, including members of the Company's Peer Group (as defined under "Role of Compensation Consultant and Peer Group Comparison" on page 30 of this Proxy Statement), with which the Company competes for executive talent. The executive compensation program is designed to maintain a strong link between compensation and performance and is comprised of the following compensation elements:

Executive Compensation Program Design

	Component	Basic Design	Purpose
Fixed	**Base Salary**	• Calibrated with Peer group market data • Reviewed annually	• Rewards individual for successfully fulfilling core job functions • Takes individual experience, contributions, skills and tenure into account
	Benefits	• Provides health, retirement and disability coverage • Same benefits are generally available to all employees	• Provides market competitive benefits to attract and retain key personnel
Variable At Risk	**Annual Incentive Plan**	• Determined by assessing the quality of earnings in relation to margin performance and operating cash flow • Payout is performance-based and dependent upon reaching pre-determined thresholds • Payable in cash	• Reflects the importance of margin and cash flow discipline • Discourages excessive risk-taking while rewarding for achievement of short-term business goals
	Long-Term Equity Incentive Plan	• Provides for equity incentives in form of time-based and performance-based vesting of restricted stock units • Payout of significant portion of stock is dependent upon performance as measured against pre-determined thresholds • Granted annually	• Encourages executive stock ownership • Rewards executives for achievement of long-term goals and business strategies • Aligns the interests of the executives with the long-term interests of company stockholders

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Pay Mix

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation (which is composed of base salary, target annual cash incentive awards and the grant date fair value of target equity-based incentive awards). In fiscal 2021, due to the extreme volatility in the Company's common stock price resulting from the Covid-19 pandemic, the Compensation Committee reduced the value and amount of long-term incentive grants made to all Named Executive Officers and granted only time vesting restricted stock units to the Named Executive Officers, other than the CEO, which is further described under "Compensation Discussion and Analysis – Long-Term Equity-Based Compensation" on page 36. The Compensation Committee expects to return to its usual practice of granting performance vesting restricted stock to the Named Executive Officers in fiscal 2022. For specific target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement:

CEO TARGET COMPENSATION



Time Vesting Restricted Stock Units **9%**

Stock Options **21%**

Target Performance Vesting Restricted Stock Units **19%**

Pay at risk **(67%)**

Base Salary **24%**

Target Annual Cash Incentive **27%**

ALL OTHER NEOs TARGET COMPENSATION



Time Vesting Restricted Stock Units **48%**

Pay at risk **(23%)**

Base Salary **29%**

Target Annual Cash Incentive **23%**

The Compensation Committee sets challenging but realizable performance measures that are earned fully only as a result of exceptional performance. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the Company's annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on creating sustainable shareholder value. The Compensation Committee continually reassesses the performance measures and goals used.

Key Executive Compensation Practices

To achieve the objectives of our performance-based executive compensation program, the Compensation Committee employs strong governance practices as outlined below.

WE DO

- ✓ Robust stock ownership guidelines for the Chief Executive Officer (10 times base annual salary) and non-employee directors (five times annual cash retainer).

- ✓ Shareholding requirements for Named Executive Officers (other than the Chief Executive Officer) and key employees.

- ✓ Standardized timing of annual equity award grants.

- ✓ Executive compensation program designed to discourage excessive risk-taking.

- ✓ Compensation Committee retention of an expert independent compensation consultant to benchmark and analyze compensation measures.

- ✓ Perquisites and executive benefits limited to Company-paid premiums for term life insurance and long-term disability insurance.

- ✓ Annual "Say-on-Pay" vote on the compensation of Named Executive Officers.

WE DON'T

- ✗ Have any single trigger employment agreements for Named Executive Officers.

- ✗ Reprice or offer cash buyouts of stock options without shareholder approval and we require one-year minimum vesting period for performance-based awards.

- ✗ Offer any golden parachute excise tax gross-ups.

- ✗ Have any supplemental health benefit or retirement arrangements for Named Executive Officers.

- ✗ Permit vesting of less than one year on any compensation awards that are settled solely with equity.

- ✗ Allow stock options to be "discounted" and they may only be granted with an exercise or measurement price that is not lower than the fair market value of the underlying shares on the grant date.

- ✗ Permit hedging, pledging or short sales of Company equity securities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This section of the Proxy Statement describes the Company's performance during fiscal 2021 and provides an overview and analysis of the Company's executive compensation program during that period. It discusses the Company's compensation principles and objectives, compensation-setting process, major elements of compensation paid under this program and other related Company policies. It also reviews the actions taken by the Compensation Committee for fiscal 2021.

During fiscal 2021, the Company's Named Executive Officers were:

Steven E. Nielsen	H. Andrew DeFerrari	Timothy R. Estes	Daniel S. Peyovich	Ryan F. Urness
President and Chief Executive Officer	Senior Vice President, Chief Financial Officer and Treasurer	Executive Vice President and Chief Operating Officer	Executive Vice President of Operations	Vice President, General Counsel and Secretary

The Compensation Committee establishes the Company's overall executive compensation philosophy and oversees the executive compensation program in accordance with its charter. This charter is available on the Company's website at *www.dycomind.com*.

Compensation Principles

Our executive compensation program is aligned with our business strategy and our culture and is designed to attract and retain top talent, reward performance and maximize shareholder value. Our holistic view of performance considers the individual's ability to deliver business results, their leadership skills, their business experience and their ability to execute the Company's strategic goals. Our total compensation program for the Named Executive Officers is highly performance-based and competitive in the marketplace, with Company performance determining a significant portion of total compensation. Our strategy is designed to attract and retain top talent, reward performance and maximize shareholder value. The executive compensation program is designed to maintain a strong link between compensation and performance and is intended to achieve the following objectives:

- **Shareholder Value.** Support the Company's business goals and strategies by incenting profitable growth and increasing shareholder value;
- **Shareholder Alignment.** Align the interests of the Named Executive Officers with the long-term interests of shareholders;
- **Market Competitive.** Attract, retain and motivate highly performing executives who drive business and financial performance with market competitive compensation and benefits;
- **Pay-for-Performance.** Link significant portions of executive compensation to the achievement of performance goals established by the Compensation Committee for the annual incentive plan and for performance-vesting restricted stock units granted under the equity incentive plan;
- **Stock Ownership of Executives.** Promote Company stock ownership via stock holding requirements and stock ownership guidelines; and
- **Mitigate Risks.** Discourage excessive risk-taking while encouraging the taking of appropriate risks necessary to execute the Company's business strategies.

As discussed below, overall levels of executive compensation are established based on an assessment of the Company's performance as a whole. Individual executive compensation is determined based on an assessment of the experience, skills and performance of each Named Executive Officer, as well as the compensation levels of comparable positions in the Peer Group and general market practices. For fiscal 2021, the Compensation Committee adjusted its approach to long-term incentive compensation in response to the Covid-19 pandemic and the economic uncertainty it created, particularly to address the extreme volatility of the Company's common stock price during March 2021. The Compensation Committee reduced the value and amount of long-term incentive grants made to all Named Executive Officers and granted only time vesting restricted stock units to the Named Executive Officers, other than the CEO, which is further described under "Compensation Discussion and Analysis – Long-Term Equity-Based Compensation" on page 36. The Compensation Committee expects to make long-term incentive compensation awards to the Named Executive Officers during fiscal 2022 that are consistent with its historical practices. The relative compensation of individual Named Executive Officers reflects the different roles, responsibilities and performance of each of the Named Executive Officers, as compared to comparable positions in the Peer Group with which the Company competes for talent.

Compensation and Risk

The Compensation Committee continually evaluates and monitors the risks and effectiveness associated with the Company's compensation principles and the structure of its executive compensation program. The Compensation Committee encourages the taking of appropriate business risks to execute the Company's strategy and goals while balancing against promoting excessive risk-taking. With respect to the core elements of compensation:

- Base salary provides a fixed level of compensation irrespective of Company performance and, therefore, does not encourage risk-taking.
- Annual cash incentives are designed to reward achievement of short-term performance objectives. Undue risk is mitigated through a combination of plan design and policies which place a cap on the maximum annual cash incentive available to the Chief Executive Officer, the Chief Operating Officer and other Named Executive Officers.
- Long-term equity-based compensation is administered in a number of ways to mitigate risk:
  - The executive compensation program is designed to deliver a significant portion of an executive's compensation in the form of long-term incentive opportunities which focuses the executive on maximizing long-term shareholder value and overall financial performance.
  - Performance vesting restricted stock units are only paid out if the Company achieves certain pre-established performance goals that are important drivers of long-term performance, and the maximum number of performance units that may be paid out with respect to an annual performance period or a three-year performance period is capped.
  - The Company has established stock ownership guidelines for the Chief Executive Officer and non-employee directors. Other Named Executive Officers are subject to shareholding requirements with respect to time vesting equity awards granted under the Company's equity plans.
  - Named Executive Officers must obtain approval from the Company's General Counsel before the purchase or sale of any shares of Company common stock, including those during any window of time where trading is permitted. Requiring approval ensures that executives are unable to use non-public information for personal benefit.

The Compensation Committee reviewed and discussed the findings of this risk evaluation with management and believes that the executive compensation program does not motivate employees to take risks that are reasonably likely to have a material adverse effect on the Company.

Objectives and Elements of Our Compensation Program

Pay Is "At Risk" and Aligned with Performance

The executive compensation program is designed to support the Company's pay-for performance principles. "At risk" compensation includes annual cash incentive and equity-based awards through which the performance of the Company and the individual executive is recognized.

Annual cash incentive awards under the annual incentive plan and performance vesting restricted stock units under the equity incentive plans are performance-based awards and represent "at-risk" compensation because they require minimum levels of performance against the Company's strategic goals and operating plans for any payout to occur. Similarly, stock option awards under the equity incentive plans are performance-based and "at-risk" because the stock price at exercise must exceed the original stock price at the date of grant in order for value to be generated.

The following charts illustrate the performance-based nature of the executive compensation program as a percentage of target total direct compensation, which is composed of the fiscal 2021 approved base salary (which does not reflect any temporary Covid-19 related reductions), target annual cash incentive awards and the grant date fair value of target equity-based incentive awards. For target amounts of annual cash incentive awards and equity-based incentive awards, see the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement:

CEO TARGET COMPENSATION



Time Vesting Restricted Stock Units
9%

Stock Options
21%

Target Performance Vesting Restricted Stock Units
19%

Pay at risk (67%)

Base Salary
24%

Target Annual Cash Incentive
27%

ALL OTHER NEOs TARGET COMPENSATION



Time Vesting Restricted Stock Units
48%

Pay at risk (23%)

Base Salary
29%

Target Annual Cash Incentive
23%

The mix of compensation elements for Mr. Nielsen and Mr. Estes differs from those of the other Named Executive Officers. Mr. Nielsen's and Mr. Estes' target mix is designed to place more of their compensation at risk to reflect the greater level of responsibility they have for the Company's overall performance and strategic execution.

For fiscal 2021, the annual cash incentive award was targeted at 105% of base salary for Mr. Nielsen and 85% of base salary for Mr. Estes. Mr. Nielsen's equity-based incentive awards consisted of time vesting restricted stock units, performance vesting restricted stock units and stock options. The equity incentives for fiscal 2021 for Mr. Estes and the other Named Executive Officers consisted of time vesting restricted stock units.

For fiscal 2021, the annual cash incentive award range for Mr. DeFerrari, Mr. Peyovich and Mr. Urness was as follows:

H. Andrew DeFerrari	Daniel S. Peyovich[1]	Ryan F. Urness
45%-100%	—	35%-90%
Target 72.5%	Target 80%	Target 62.5%

[1] Mr. Peyovich's employment commenced on January 6, 2021. The Company set Mr. Peyovich's target cash incentive bonus award at 80% of his base salary but did not establish a range of possible awards for fiscal 2021 as his annual incentive award will be determined pursuant to the Company's annual incentive plan. Mr. Peyovich is not eligible to receive a cash incentive award for fiscal 2021 due to the brief period of his employment during the applicable year.

In order to achieve its objectives, the Compensation Committee has designed the executive compensation program utilizing three major pay elements:

	Base salary	Cash	Provides a fixed amount of cash compensation for performing day-to-day responsibilities and successfully fulfilling core job functions. The Compensation Committee reviews base salary annually and periodically approves increases based on a review of Peer Group and general market practices and a Named Executive Officer's level of responsibility, experience, skills and contributions and individual performance.
At-risk	**Annual incentive compensation**	Cash	Provides the opportunity for annual cash incentive awards for achieving short-term financial performance goals that align with the Company's business strategy based upon the quality of earnings in relation to margin performance and cash flow. The Compensation Committee sets award opportunities as a percentage of base salary.
At-risk	**Long-term equity-based incentive compensation**	Equity	Provides for long-term incentive awards in the form of performance vesting restricted stock units and time vesting stock options. Performance vesting restricted stock units are earned based on achieving long-term internal performance goals and the satisfaction of service vesting conditions. Stock options align incentives of the executives with those of the Company's shareholders because stock options have value only if the Company's stock price increases from the date of the grant. The Company also grants time vesting restricted stock units that are earned based on the satisfaction of service vesting conditions. Awards are payable in Company common stock and aligns the interest of executives with the long-term interests of the Company's shareholders.

The Compensation Committee considers each pay element individually and all pay elements in aggregate when making decisions regarding amounts that may be awarded under any one of the pay elements.

Determining Performance Measures

The Compensation Committee sets challenging but realizable performance measures that are fully earned only as a result of exceptional performance. As part of our pay-for-performance philosophy, if targets and pre-determined goals are not fully met, payouts may be reduced or not paid. Consistent with the Company's pay-for-performance philosophy, the Compensation Committee selects financial performance measures under the annual and long-term incentive plans that support the Company's short- and long-term business plans and strategies and incent management to focus on actions that create sustainable shareholder value. In setting targets for the short- and long-term performance measures, the Compensation Committee considers the Company's annual and long-term business goals and strategies and certain other factors, including the Company's projected operating environment and economic and industry conditions. The Compensation Committee recognizes that performance goals will change over time to reflect market practices and evolving business priorities. Accordingly, the Compensation Committee continually reassesses the performance measures and goals used.

Role of the Compensation Committee

The Compensation Committee oversees the design of the executive compensation program and is responsible for adopting and periodically reviewing the Company's executive compensation philosophy, strategy and principles, as well as overseeing the administration of the program. Each year, the Compensation Committee reviews our executive compensation program to ensure it continues to reflect the Company's commitment to align the objectives and rewards of our executive officers with the creation of value for our shareholders. The compensation program has been designed to reinforce our pay-for-performance philosophy by delivering total compensation that motivates and rewards short- and long-term financial performance to maximize shareholder value and to be externally competitive to attract and retain top executive talent. The Compensation Committee also annually reviews the individual performance of the Named Executive Officers and approves their compensation. Decisions with respect to determining the amount and form of compensation for the Named Executive Officers are based on the methodology described below.

The Compensation Committee, together with management and the Compensation Consultant, prepare and review detailed information regarding historic base salaries and actual compensation payouts, both cash and equity, under the Company's incentive plans. The overall purpose of this information is to present, in a comprehensive fashion, all of the elements of actual and potential future compensation that may be payable to the Named Executive Officers. This information assists the Compensation Committee in analyzing both the individual and mix of elements of compensation and the total amount of actual and potential future compensation for a particular performance year. In connection with setting compensation for the Named Executive Officers for fiscal 2021, the Compensation Committee met with management and the Compensation Committee's independent Compensation Consultant and reviewed the design of the executive compensation program and the suitability of individual compensation targets and awards.

The Compensation Committee also reviews information regarding the Peer Group, as well as other compensation data, provided by the Compensation Consultant, as described below. The Compensation Committee considers the following factors in setting the target total direct compensation for each Named Executive Officer:

• the individual responsibilities, skills, experience, tenure and achievements of the Named Executive Officers and their potential contributions to Company performance;
• recommendations from senior management (other than for the Chief Executive Officer); and
• the alignment of the Named Executive Officer's compensation with the executive compensation program's overall objectives and the interests of the shareholders.

In addition to its responsibilities with respect to executive compensation, the Compensation Committee reviews and makes recommendations to the Board of Directors as to the form and amount of compensation of the Company's non-employee directors.

The Compensation Committee retains the flexibility and discretion to set target total direct compensation levels for the Named Executive Officers at, above or below the median of comparable positions in the Peer Group to recognize factors such as market conditions, job responsibilities, performance, experience, skills, and ongoing or potential contributions to the Company.

Role of Compensation Consultant and Peer Group Comparison

The Compensation Committee has the authority under its charter to hire outside advisors to provide it with information as needed in making compensation decisions. The Compensation Consultant advised the Compensation Committee in connection with setting compensation for the Named Executive Officers and the Company's non-employee directors for fiscal 2021. The Compensation Consultant does not provide any other services to the Company.

The executive compensation program seeks to provide a mix of target total direct compensation that is aligned with the program's pay-for-performance principles and is competitive with compensation provided by a peer group of selected publicly traded companies. In determining executive compensation, the Compensation Committee considers a number of factors, including data provided by the Compensation Consultant on such peer group of companies, as well as each Named Executive Officer's performance and experience.

The Compensation Committee, together with the Compensation Consultant, periodically reviews the composition of the Peer Group and updates the Peer Group based on available market information when appropriate. The companies in the Peer Group were selected because, in the judgment of the Compensation Committee, such companies, when taken as a whole, represent companies with which the Company competes for executive talent. Market data for the Peer Group was size-adjusted using a common statistical technique, "regression analysis," to remove significant variability between raw data points, and to construct market pay levels commensurate with the Company's annual revenues.

For fiscal 2021, the peer group consisted of the following 18 companies from the specialty construction and engineering services industry (the "Peer Group") and is identical to the Peer Group for the 2020 fiscal year:

Peer Group

ABM Industries, Inc.	Granite Construction, Inc.	Oceaneering International, Inc.
Aegion Corporation	KBR, Inc.	Primoris Services Corp.
Archrock, Inc.	MasTec, Inc.	Quanta Services, Inc.
Babcock & Wilcox Enterprises, Inc.	Matrix Service Company	Superior Energy Services, Inc.
Comfort Systems USA, Inc.	McDermott International, Inc.	Tetra Tech, Inc.
Emcor Group, Inc.	MYR Group, Inc.	Tutor Perini Corporation

In addition, the Compensation Consultant periodically conducts a competitive market positioning review as the Compensation Committee determines is needed. The last competitive market positioning review was prepared in January 2019. In years that the Compensation Committee does not commission a review, it establishes compensation targets for the Named Executive Officers by utilizing the prior year's compensation amounts, generally making adjustments to those amounts for movements in market compensation levels based on a variety of third-party industry surveys, as well as the Compensation Consultant's own proprietary information.

Peer Group data constituted one of several factors that the Compensation Committee considered in making compensation decisions for fiscal 2021. Other significant factors considered by the Compensation Committee in the evaluation and decision-making process included overall business and industry conditions, the impact of Covid-19, the general economic environment, the Company's strategic business objectives, as well as the individual responsibilities, past performance, experience, skills and tenure and achievements of each Named Executive Officer and his or her expectations for future performance.

In February 2021, the Compensation Consultant provided information to the Compensation Committee regarding its independence under the rules of the SEC and the listing standards of the NYSE. The Compensation Committee concluded that no conflict of interest exists that would prevent the Compensation Consultant from independently representing the Compensation Committee.

Role of Executive Officers

The Chief Executive Officer, in consultation with the Compensation Committee, establishes the strategic direction of the executive compensation program. In the first quarter of each fiscal year, the Chief Executive Officer meets with the Compensation Committee to discuss the prior year's financial results and to evaluate the performance of the other Named Executive Officers. This evaluation, together with the Compensation Committee's own judgment, taking into account the results of the most recent competitive market positioning review, is used to determine the individual compensation of those Named Executive Officers. The Compensation Committee is responsible for evaluating the Chief Executive Officer's performance and is solely responsible for setting the level and elements of his compensation. The Chief Executive Officer is not present when the Compensation Committee discusses and determines his compensation.

Core Pay Elements of the Executive Compensation Program

The Compensation Committee considers each pay element under the executive compensation program individually and in aggregate when making decisions regarding amounts that may be awarded to Named Executive Officers.

Base Salaries

Named Executive Officers are provided with a base salary which recognizes the value of the executive's skills, tenure, experience, prior record of achievement, and importance to the Company. Base salary levels are set to attract and retain quality executives, to provide a fixed base of cash compensation and to recognize the challenges and varied skill requirements of different positions.

Base salaries are reviewed at the beginning of each fiscal period and from time to time in connection with a change in the executive's responsibility. In making his recommendation to the Compensation Committee, the Chief Executive Officer reviews the performance of the other Named Executive Officers, market compensation levels for comparable positions, the succession planning strategies of the Company, the annual salary budget and the overall financial health and performance of the Company. The Compensation Committee reviews the Chief Executive Officer's recommendations and together with its own judgments, sets base salaries relative to the recommendations. The Compensation Committee utilizes a formal study of market compensation levels prepared by the Compensation Consultant in order to evaluate the executives' base salaries and the Chief Executive Officer's recommendations.

The Compensation Committee directly sets the base salary for the Chief Executive Officer. The Compensation Committee does so through an evaluation of the performance of the Chief Executive Officer. This process includes a formal survey by all of the Company's non-employee directors. The survey is conducted annually and augmented by informal communications from the Company's non-employee directors to the Compensation Committee. In addition, the Compensation Committee evaluates market compensation levels as set forth in the independent compensation consultant's most recent study and other relevant information. In light of the economic uncertainty resulting from the Covid-19 pandemic, the Compensation Committee decided to leave Mr. Nielsen's base salary for fiscal 2021 unchanged. The remaining Named Executive Officers (except for Mr. Peyovich who did not commence his employment until January 2021) received a 3.0% increase to their base salaries for, among other reasons, retention purposes.

During the salary review in February and March 2020 for all Named Executive Officers below, except for Mr. Peyovich who commenced his employment with the Company on January 6, 2021, the Compensation Committee recommended, based on the factors described above, and the Board approved, the following base salaries for the Named Executive Officers:

Named Executive Officer	Fiscal 2021 Base Salary	% Change From Prior Year
Steven E. Nielsen[1]	$1,050,000	0.0%
H. Andrew DeFerrari[1]	$ 535,600	3.0%
Timothy R. Estes[1]	$ 772,500	3.0%
Daniel S. Peyovich[2]	$ 625,000	—
Ryan F. Urness[1]	$ 458,350	3.0%

[1] During fiscal 2021, the Company reduced its expenditures due to the economic uncertainty related to the Covid-19 pandemic and the executive officers voluntarily agreed to temporarily reduce their base salaries from March 29, 2020 until December 1, 2020. For approximately eight months during fiscal 2021, Mr. Nielsen's salary was temporarily reduced by 29% to $750,000, which resulted in an overall net reduction to his base salary of $181,731 and Messrs. DeFerrari's, Estes' and Urness' salaries were reduced by 15% to $455,260, $656,625 and $389,598 respectively. This resulted in a net reduction to the base salaries of Messrs. DeFerrari, Estes and Urness of $43,775, $63,137 and $37,461, respectively. Each officer's salary reverted back to the approved fiscal 2021 base salary as reported above on December 1, 2020.

[2] Mr. Peyovich commenced his employment with the Company on January 6, 2021. During fiscal 2021, Mr. Peyovich was also entitled to a one-time "make whole" cash payment of $900,000, with one-half being paid in January 2021 and the remaining half being payable immediately following the six-month anniversary of the date Mr. Peyovich's employment with the Company commenced. This "make whole" payment was intended to replace a portion of Mr. Peyovich's then-existing cash and equity awards resulting from his former employment, which were forfeited.

Performance-Based Annual Cash Incentives

The Compensation Committee grants to Named Executive Officers the opportunity to earn an annual cash incentive award that recognizes and rewards individual performance which meaningfully enhances the operations of the Company during a fiscal year. Awards are designed to communicate to an executive that good performance and the execution of business goals and strategies are recognized and valued. The Company's "pay-for-performance" philosophy for such awards is simple and applies to all employees who are eligible to share in the Company's success through incentive bonuses: if we exceed our financial objectives, we will pay more; if we fail to reach them, we will pay less or nothing at all. Furthermore, the Compensation Committee believes annual cash incentive awards strongly encourage an executive to continuously improve his or her efforts in delivering annual results that are aligned with the Company's long-term goals.

Annual Incentive Plan—Chief Executive Officer and Chief Operating Officer

Annual cash incentive award opportunities for the Chief Executive Officer and the Chief Operating Officer are determined under the Company's annual incentive plan. These incentive compensation opportunities were determined based upon performance goals established by the Compensation Committee at the beginning of fiscal 2021.

In March 2020, the Compensation Committee established the fiscal 2021 performance measures under the annual incentive plan. The categories of performance measures for fiscal 2021 were unchanged from those established under the annual incentive plan for fiscal 2020. Awards paid under the plan are designed to be "at-risk" depending upon the performance of the Company and, accordingly, have exhibited significant variability from year to year. For fiscal 2021, the Compensation Committee modified the threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2021 and modified the pre-established payout percentages (as further explained below). Operating cash flow also excludes payments made to a customer to obtain a new contract or extend or modify an existing contract. Over the period from fiscal 2015 through fiscal 2021, the annual cash incentive award to the Chief Executive Officer has ranged from approximately 41% to 210% of base salary, averaging approximately 132% of base salary, and the annual cash incentive award for the Chief Operating Officer has ranged from approximately 33% to 170% of base salary, averaging approximately 111% of base salary. The percentage calculations related to fiscal 2021 were based upon the executive officer's approved base salary, which does not reflect any temporary Covid-19 related reductions that occurred during fiscal 2021.

The terms of the annual incentive plan provide that the Compensation Committee shall adjust the performance goals and the award opportunities (either up or down) during a plan year if the Compensation Committee determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them. No such adjustments were made during fiscal 2021.

As described in more detail below, for fiscal 2021, the annual incentive cash award opportunity under the annual incentive plan consisted of two parts:

- Part 1: A determination based on the operating earnings, contract revenues and cash flows of the Company.
- Part 2: A determination based on the Compensation Committee's consideration of the payout level under Part 1 of the plan, as well as the Compensation Committee's consideration of other financial and non-financial performance factors.

Fiscal 2021 Annual Incentive Award Determination

The following table sets forth the range of potential award payouts and the total determined payouts for Mr. Nielsen and Mr. Estes under Parts 1 and 2 of the annual incentive plan for fiscal 2021:

| Name | Target Award as Percentage of Base Salary[2] | Range of Potential Payout | | | Determined Payout | Determined Award as Percentage of Target | Determined Award as Percentage of Base Salary[2] |
		Minimum	Target	Maximum			
Steven E. Nielsen[1]	105%	$0	$1,102,500	$2,205,000	$2,205,000	200%	210%
Timothy R. Estes	85%	$0	$ 656,625	$1,313,250	$1,313,250	200%	170%

[1] Mr. Nielsen would not earn an award under Part 1 of the annual incentive plan if the award, as calculated under the established performance goals, was less than 10% of his base salary earned for fiscal 2021.

[2] The percentage calculations were based upon the executive officer's fiscal 2021 approved base salary and do not reflect any temporary Covid-19 related reductions that occurred during fiscal 2021.

The determined payouts for Mr. Nielsen and Mr. Estes are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Part 1 of Annual Incentive Plan

The payout for Mr. Nielsen and Mr. Estes under Part 1 of the plan was determined by evaluating the earnings quality for fiscal 2021 in relation to operating margin performance against a pre-established threshold percentage of 1.0% of contract revenues to reflect the projected operating environment for fiscal 2021. Each year, the Compensation Committee reviews the Company's prior year performance, together with the forecasted financial results for the current fiscal year, and adjusts the threshold percentage of contract revenues in a manner that is anticipated to be challenging, yet achievable. This threshold percentage has historically ranged from 1% to 4%. The threshold percentage of contract revenues used to evaluate earnings quality for fiscal 2021 was set at 1.0% from the 2.0% threshold percentage that had been established for fiscal 2020, to reflect the forecasted financial results associated with fiscal 2021.

The performance goals established by the Compensation Committee for fiscal 2021 applied a pre-established payout percentage described below to the Company's operating earnings (before asset impairments, annual incentive plan compensation, amounts associated with the extinguishment of debt or modification or termination of debt-related agreements, the after-tax impact of amounts attributable to changes to the Company's capital structure (debt or equity), the impact of certain accounting charges and amounts for amortization of debt discount) ("Operating Earnings") above a pre-established threshold percentage of contract revenues. The pre-established payout percentage varies as a function of the Company's cash flow ratio, which is measured as the ratio of operating cash flow to net income before asset impairments, annual incentive plan compensation for the individual, amounts associated with changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements and amounts associated with the issuance of new debt or equity instruments, payments made to a customer to obtain a new contract or extend or modify an existing contract, and amounts for amortization of debt discount. For purposes of determining net income before asset impairments and annual incentive plan compensation for the individual only, (i) the provision for income taxes excludes any impact of the application of FASB Accounting Standards Update No. 2016-09; and (ii) the impact on the Company's income taxes resulting from the re-measurement of certain assets and liabilities under Tax Reform is also excluded.

Each fiscal year, the Compensation Committee reviews each of the elements included in the annual incentive plan and sets performance goals that reflect the Compensation Committee's assessment of the Company's earnings potential, projected operating environment and the general economic climate. Accordingly, performance goals may vary from year to year in order to ensure that an appropriate base level of performance is achieved before any award is paid out, subject to the discretion of the Compensation Committee as described above. This review also ensures that the annual incentive plan performs as designed and incents superior performance aligned with achieving the Company's strategic goals and operating plans.

As part of its review for fiscal 2021, the Compensation Committee reviewed both the levels of the Company's cash flow ratio and the pre-established payout percentages to appropriately reflect the Company's projected operating environment and its impact on working capital. For fiscal 2021, the Compensation Committee did not modify the Company's cash flow ratio but did adjust the pre-established payout percentages to increase them for each of Mr. Nielsen and Mr. Estes based upon expectations for fiscal 2021. The Compensation Committee determined that these modifications were necessary to ensure that the payout level under Part 1 continued to incent the plan participants for superior performance.

For fiscal 2021, the range of pre-established payout percentages was as follows:

Cash Flow Ratio[1]	Pre-established Payout Percentage of Eligible Operating Earnings Above Threshold Contract Revenues	
	Steven E. Nielsen	Timothy R. Estes
less than or equal to 0.25	0.94%	0.68%
0.50	1.33%	0.87%
0.75	1.71%	1.06%
greater than or equal to 1.25	2.40%	1.50%

[1] Results between 0.25 and 0.50, 0.50 and 0.75, and 0.75 and 1.25 are interpolated between the nearest two payout percentages based on the actual cash flow ratio achieved.

The use of a threshold amount of contract revenues ensures that the Company's performance exceeds a pre-established base level before any award is earned. Thus, under Part 1 of the plan, no incentive award is earned unless a base level of annual performance has been achieved. The reliance on cash flow and earnings measures in determining the payout amount reflects the importance to the Company of both operating margins and cash flow discipline.

The fiscal 2021 performance goals were structured so that acceptable margins without solid cash flows would have resulted in only a partial award payment, while solid cash flows absent acceptable margins would have resulted in no award payment at all. Once the threshold percentage is achieved, only incremental cash flows and incremental Operating Earnings generate an increase to the award payout. The use of both Operating Earnings and cash flow as performance measures ensures that only high-quality earnings and operating cash flow discipline result in the payout of awards, as both income statement and balance sheet performance is required.

As a result of the Company's annual performance for fiscal 2021, Operating Earnings were above the threshold contract revenues and exceeded the payout ratio percentage applicable to each of Mr. Nielsen and Mr. Estes. However, because the cash payout ratio was capped at 2.40% for Mr. Nielsen and at 1.50% for Mr. Estes, the determined payout reflected the maximum possible payout for Mr. Nielsen of $1,659,000, which was a reduction of $215,166 from an uncapped amount of $1,874,166.

Following the completion of audited financial results for fiscal 2021, the Compensation Committee certified the level achieved of the performance goals. The following table sets forth the results achieved against the performance goals and the determined payouts for Mr. Nielsen and Mr. Estes under Part 1:

| | | | | | Determined Payout under Part 1 | | |
Name	Eligible Operating Earnings Above Threshold Contract Revenues Attained	Percentage of Maximum Amount Attained	Cash Flow Ratio	Payout Ratio Percentage	Maximum Payout as a Percentage of Base Salary[1][2]	Determined Payout as a Percentage of Base Salary[1][2]	Determined Payout
Steven E. Nielsen[1]	$78,090,246	100.0%	4.531	2.40%	158%	158%	$1,659,000
Timothy R. Estes	$77,198,496	100.0%	4.566	1.50%	132%	132%	$1,019,700

[1] Mr. Nielsen would not earn an award under Part 1 if the award, as calculated under the established performance goals, was less than 10% of his fiscal 2021 base salary. For fiscal 2021, shows incentive compensation awards under the annual incentive plan and bonuses, in each case as preliminarily determined by the Compensation Committee subject to discretionary adjustment.

[2] The percentage calculations were based upon the executive officer's fiscal 2021 approved base salary and do not reflect any temporary Covid-19 related reductions that occurred during fiscal 2021.

Part 2 of Annual Incentive Plan

The Compensation Committee initially considers the payout level under Part 1 of the plan when determining whether Mr. Nielsen and Mr. Estes should be awarded a payout under Part 2 of the plan. The Compensation Committee, in its discretion, then considers other financial, non-financial performance and individual performance factors to determine whether the payout level under Part 2 should deviate from the payout level under Part 1 of the plan.

For fiscal 2021, the maximum payout as a percentage of base salary available under Part 2 of the plan was 52.0% for Mr. Nielsen and 38.0% for Mr. Estes.

In making its decisions with respect to the amount to be paid to Mr. Nielsen and Mr. Estes under Part 2 for the fiscal 2021, the Compensation Committee considered the payout level under Part 1 of the plan and determined that no other financial or non-financial performance factors were sufficiently significant to warrant a deviation from the payout level determined by Part 1 of the plan. As a result, the Compensation Committee determined that Mr. Nielsen and Mr. Estes should be awarded the maximum payout as calculated under Part 2 of the plan.

The following table sets forth the amounts determined for Mr. Nielsen and Mr. Estes under Part 2:

| Name | Percentage of Maximum Amount Attained | Determined Payout under Part 2 | |
		Determined Payout as a Percentage of Base Salary[1]	Determined Award Payout
Steven E. Nielsen	100.0%	52.0%	$546,000
Timothy R. Estes	100.0%	38.0%	$293,550

[1] The percentage calculations were based upon the executive officer's fiscal year 2021 approved base salary and do not reflect any temporary Covid-19 related reductions that occurred during fiscal 2021

Annual Cash Incentive Awards—Named Executive Officers other than Chief Executive Officer and Chief Operating Officer

Each fiscal year, the Chief Executive Officer prepares a recommendation to the Compensation Committee recommending annual cash incentive awards for each of the other Named Executive Officers, other than the Chief Operating Officer. References under this subheading to other Named Executive Officers exclude the Chief Executive Officer and the Chief Operating Officer.

The Chief Executive Officer's recommendations result from a two-step analysis. First, the overall financial performance of the Company is evaluated in order to determine the appropriate level of total annual cash incentive awards for all eligible employees, including the other Named Executive Officers. Second, the Chief Executive Officer evaluates the individual performance of the other Named Executive Officers against ranges of annual award opportunities that were established at the beginning of the fiscal year and correspond to minimum and maximum percentages of base salary earned for the fiscal period. The purpose of this process is to ensure that individual awards reflect an appropriate balance between the overall financial performance of the Company and the individual executive's performance.

The Chief Executive Officer presents his evaluation of the individual performance of the other Named Executive Officers and his recommendations regarding the annual cash incentive compensation for each of those officers to the Compensation Committee during the first quarter of the following fiscal year. Within the overall context of the financial performance of the Company, this evaluation depends on an overall analysis, including subjective elements, of the effectiveness of the individual executive and his or her ability to meet Company expectations.

After reviewing the recommendations of the Chief Executive Officer, the Company's financial performance for fiscal 2021 and the individual performances of each of Mr. DeFerrari and Mr. Urness, the Compensation Committee determined the cash incentive awards set forth below for fiscal 2021. Mr. Peyovich commenced his employment with the Company on January 6, 2021 and was therefore not eligible to receive a cash incentive award due to the very brief period of his employment with the Company during fiscal 2021.

- Mr. DeFerrari was awarded $500,000, or 93.4% of his fiscal 2021 base salary, compared to $145,421, or 28.0% of his base salary for fiscal year 2020. This amount reflected Mr. DeFerrari's continued strong leadership of the Company's financial function.

- Mr. Urness was awarded $375,000, or 81.8% of his fiscal 2021 base salary, compared to $105,613, or 24.8% of his base salary for fiscal year 2020. This amount reflected Mr. Urness' strong management of the Company's strategic legal issues.

The annual incentive awards paid to each of the other Named Executive Officers is set forth in the "Bonus" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Long-Term Equity-Based Compensation

During fiscal 2021, Named Executive Officers were eligible to receive grants of long-term equity-based compensation awards under the Company's 2012 Long-Term Incentive Plan. Equity-based awards made to the Named Executive Officers have historically consisted of time vesting restricted stock units, performance-based restricted stock units and stock options. Each year, the Compensation Committee determines which mix of equity-based instruments will best achieve the objectives of the executive compensation program.

In making this determination, the Compensation Committee takes into consideration key business priorities, Peer Group trends, potential shareholder dilution, general business and industry conditions, the general economic environment, the Company's strategic business objectives and each Named Executive Officer's experience, skills and potential contributions to Company performance. Using these factors, the Compensation Committee sets meaningful objectives for the Company's annual performance goals. In addition, the Compensation Committee considers the long-term incentive value of the equity-based awards to the Named Executive Officers as balanced against the corresponding compensation expense to the Company. As a result, this allocation of equity-based instruments may vary from year to year because of changes to one or more of the foregoing factors.

The Compensation Committee granted long-term equity awards to the Named Executive Officers in March 2020 and intends to consider making grants of long-term equity awards each March. While the Compensation Committee does not use a fixed percentage or formula, it generally targets the aggregate value of such long-term equity awards to the median of comparable positions in the Peer Group. For Named Executive Officers other than the Chief Executive Officer, individual long-term equity awards are recommended by the Chief Executive Officer for consideration and approval by the Compensation Committee. In limited instances, long-term equity awards may also be granted to recognize outstanding performance during the year or at the initiation of employment for newly hired key executives. During fiscal 2021, no equity awards were made to the Named Executive Officers outside of the Company's regular equity grant cycle in March 2020, except for an initial "make-whole" equity grant which was made to Mr. Peyovich in January 2021 and was intended to replace a portion of his then-existing cash and equity awards resulting from his former employment, which were forfeited.

For fiscal 2021, the Compensation Committee determined that a 40%, 40% and 20% allocation among performance vesting restricted stock units, stock options and time vesting restricted stock units (based on the grant date values provided to the Compensation Committee by the Compensation Consultant) would be appropriate for long-term equity awards to be granted to the Chief Executive Officer. The Compensation Committee determined this allocation was appropriate for the Chief Executive Officer to properly incentivize his performance for fiscal 2021 and to reward his contributions to Company performance. The Compensation Committee did not award any performance vesting restricted stock or any stock options to Mr. Estes due to his upcoming retirement in May 2021. In March 2020, the Compensation Committee also determined that a 100% allocation of time vesting restricted stock units would be appropriate for the other named executive officers (except for Mr. Peyovich whose employment did not commence until January 6, 2021) in light of the economic uncertainty related to the Covid-19 pandemic and the Company's efforts to reduce its equity burn rate.

For fiscal 2021, the Compensation Committee granted awards to Messrs. Estes, DeFerrari and Urness consisting of 100% time vesting restricted stock units. The Compensation Committee determined this allocation was appropriate for retaining these executive officers and rewarding their contributions to Company performance. In connection with the commencement of his employment, Mr. Peyovich was awarded a one-time initial grant of time vesting restricted stock units with an aggregate fair value equal to $1,200,000 based upon the closing price of the Company's common stock on the trading day immediately preceding the date of grant, 25% of which will vest annually on each of the four anniversaries of the grant date, subject to Mr. Peyovich's continued employment with the Company. This one-time "make-whole" equity grant was made to Mr. Peyovich in January 2021 and was intended to replace his existing cash and equity awards resulting from his former employment.

In March 2020, as the Compensation Committee was considering fiscal 2021 awards under the Company's long-term incentive plan, the Covid-19 pandemic began to impact the United States and the Company experienced extreme volatility in its stock price. Given the potential for excessive dilution, the Compensation Committee chose to reduce the number of shares to be issued to the executive officers for the fiscal 2021 long term incentive awards, decreasing the value of the awards by 29% for Mr. Nielsen, 30% for Mr. Estes, 25% for Mr. DeFerrari, and 29% for Mr. Urness, as compared to the Peer Group market median for long-term incentive compensation. Further, while the closing price of the Company's stock ranged from $13.49 to $28.14 during March 2020, the Compensation Committee assumed a per share price of $30.00 when determining the fiscal 2021 awards. This resulted in a reduction to the number of long-term incentive awards granted to the named executive officers, as compared to the methodology used in prior years.

The Compensation Committee's usual practice in determining the number of performance vesting restricted stock units, time vesting restricted stock units and stock options to be awarded to the Named Executive Officers, is to use the average closing price of the Company's common stock on the New York Stock Exchange for the 45-day trading period ending on the second trading day prior to the applicable date of grant; provided that the 45-day average may not be more than 5% above or below the actual stock price at the end of such 45-day period. This methodology generally reduced the risk that short-term movements in the Company's stock price could positively or negatively impact the determination of the number of units or options to be awarded.

Performance-Vesting Restricted Stock Units

Performance-vesting restricted stock units focus on long-term operational performance, which creates shareholder value, while stock options and time vesting restricted stock units emphasize the Company's commitment to shareholder return. These grants are designed to align the interests of our executives with those of shareholders by encouraging executives to enhance the value of the Company and, hence, the price of the Company's stock. Furthermore, these long-term equity awards contain vesting provisions that require continuous service over multiple years and thereby promote executive retention. Except with respect to certain terminations following a change of control of the Company, continued employment at the time of vesting generally is required with respect to long-term equity awards.

On March 27, 2020, the Compensation Committee granted performance-vesting restricted stock units to Mr. Nielsen in line with the Company's pay-for-performance goals. For Mr. Nielsen, these performance-vesting restricted stock units vest in three annual installments on each of March 30, 2021, March 30, 2022 and March 30, 2023, subject to the Company achieving annual pre-tax income and operating cash flow goals (the "Annual Goals") pre-established by the Compensation Committee for the applicable four-quarter period (a "Performance Year") ending on the last day of fiscal 2021, 2022 and 2023, respectively, consistent with the performance measurement period for outstanding performance vesting restricted stock units granted previously. We believe the use of annual operating performance goals demonstrates our commitment to pay-for-performance objectives as it keeps our executives focused on delivering results year-over-year that are aligned with enhancing shareholder value. As discussed below, in addition to the performance units earned when Annual Goals are met, each year the Named Executive Officers have the opportunity to earn supplemental restricted stock units if the Company achieves cumulative qualifying earnings and operating cash flow ratio goals based on the previous three applicable four-quarter periods (the "Three-Year Goals"). Upon the satisfaction of the relevant vesting requirements discussed below, each performance-vesting restricted stock unit is settled for one share of Company common stock.

The awards of performance-vesting restricted stock units granted to Mr. Nielsen for fiscal 2021 totaled $824,140 in aggregate share value, based on the grant date fair value as of March 27, 2020. Mr. Nielsen received 78% of his respective base salary in the form of performance vesting restricted stock units. These percentage calculations related to fiscal 2021 were based upon the executive officer's approved base salary, which does not reflect any temporary Covid-19 related reductions.

For the annual performance unit awards granted in fiscal 2021 to vest, the Company's operating earnings with respect to the performance awards (before asset impairments, performance unit compensation, amounts recorded for changes to the Company's capital structure (debt or equity), including premium or other amounts associated with the extinguishment, modification or termination of debt and debt-related agreements, and amounts associated with the issuance of new debt or equity instruments, and the impact of certain accounting charges and amounts for amortization of debt discount) (the "Performance Awards Operating Earnings") for the relevant Performance Year must exceed certain pre-established targets, which are set forth as a percentage of contract revenue. If Performance Awards Operating Earnings exceed the pre-established threshold target, the potential annual payout is determined based upon the ratio of operating cash flow to qualifying net income that is achieved for the relevant Performance Year. The components of the Annual Goals and the potential vesting percentage and annual payout of performance-vesting restricted stock units are set forth in the following table:

Performance Year Qualifying Performance Awards Operating Earnings	Potential Vesting Percentage[1]	Performance Year Ratio of Operating Cash Flow to Qualifying Net Income[2]	Award Payout Percentage
1.0% or less of Contract revenue	None	Less than 0.25	75%
3.0% or more of Contract revenue	100%	1.0 or greater	100%

[1] For qualifying Performance Awards Operating Earnings between 1.0% and 3.0% of contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.25 and 1.0, the percentage of the potential award vesting is interpolated between 75% and 100%.

Due to the vesting requirements and the general uncertainty regarding the economy and Covid-19, including the industry in which the Company operates, the likelihood that the pre-established targets described above will be achieved may vary greatly from year to year. The use of a threshold amount ensures that performance exceeded a pre-established base level before any award is earned. The reliance on earnings and cash flow measures in determining the level of vesting reflects the importance to the Company of both operating margins and cash flows. Similar to the annual incentive plan, no award is earned absent acceptable margins and the level of award is reduced if the pre-established cash flow ratio is not met. The Compensation Committee believes that performance targets are set at a level consistent with superior performance.

If the Three-Year Goals are achieved, the Named Executive Officers will each vest in additional restricted stock units of up to 100% of the number of performance units vesting in that year upon the satisfaction of the relevant Annual Goals. Vesting of these supplemental units occurs only if cumulative Performance Awards Operating Earnings for the previous three applicable four-quarter periods exceed certain pre-established targets, which are set forth as a percentage of contract revenue for the previous three applicable four-quarter periods. No supplemental units will vest if the cash flow ratio does not equal or exceed 0.50, in each case over the same cumulative three-applicable four-quarter periods.

The components of the Three-Year Goals for fiscal 2021 and the potential payout of performance units are set forth in the following table:

Cumulative Qualifying Earnings for the Applicable Three-Year Period	Potential Vesting Percentage[1]	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income for the Applicable Three-Year Period[2]	Supplemental Payout Percentage
3.0% or less of Contract revenue	None	Less than 0.50	0%
7.5% of Contract revenue or greater	100%	1.0 or greater	100%

[1] For qualifying earnings between 3.0% and 7.5% contract revenue, the percentage of the potential award vesting is interpolated between 0% and 100%.

[2] For cash flow ratios between 0.50 and 1.0, the percentage of the potential award vesting is interpolated between 0% and 100%.

Supplemental units are only earned when the Annual Goals are met. Consequently, strong prior performance does not ensure vesting if unaccompanied by current performance. The three-year performance required to earn supplemental units is more difficult to achieve than that required to earn an annual target award and is based on the Company's three-year cumulative Performance Awards Operating Earnings (adjusted as described above) as a percentage of contract revenue and three-year cumulative operating cash flow performance attained. The performance measures selected, operating margin and cash flow, require both income statement and balance sheet performance on a three-year cumulative basis. These performance measures provide that good margins without acceptable cash flows result in reduced vesting of the annual awards or the elimination of vesting of any supplemental awards, while acceptable cash flows absent acceptable margins result in no vesting.

Information regarding the fair market value and target number of performance-vesting restricted stock units granted to the Named Executive Officers for fiscal 2021 is set forth in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Determination of Annual Awards

The Named Executive Officers (other than Mr. Peyovich, whose employment commenced on January 6, 2021), were each granted awards of performance vesting restricted stock units for each of fiscal 2020 and 2019. Mr. Nielsen was also granted performance vesting restricted stock units for fiscal 2021.

Based on the Company's performance for fiscal year 2021, the Named Executive Officers will vest in the following percentages of their respective target annual awards with respect to their fiscal 2021, 2020 and 2019 grants of performance vesting restricted stock, as applicable:

Name	Year of Award	Percentage of Contract Revenue Attained	Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Annual Performance Units Attained	Number of Annual Performance Units Vested
Steven E. Nielsen	Fiscal 2021	3.50%	4.40x	100.00%	10,923
	Fiscal 2020	3.50%	4.40x	40.16%	2,806
	Fiscal 2019	3.50%	4.40x	40.16%	1,197
H. Andrew DeFerrari	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.50%	4.40x	40.16%	2,000
	Fiscal 2019	3.50%	4.40x	40.16%	875
Timothy R. Estes	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.50%	4.40x	40.16%	3,305
	Fiscal 2019	3.50%	4.40x	40.16%	716
Daniel S. Peyovich	Fiscal 2021	N/A	N/A	N/A	N/A
Ryan F. Urness	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.50%	4.40x	40.16%	1,059

Determination of Three-Year Awards

Based on the Company's performance for each of fiscal 2021, 2020 and 2019, the Named Executive Officers (other than Mr. Peyovich, whose employment commenced on January 6, 2021), will vest in the following percentages of their respective three-year awards with respect to their fiscal 2021, fiscal 2020 and fiscal 2019 grants of performance vesting restricted stock, as applicable:

Name	Year of Award	Percentage of Cumulative Qualifying Earnings Attained	Cumulative Ratio of Operating Cash Flow to Qualifying Net Income Attained	Percentage of Target Supplemental Units Attained	Number of Supplemental Units Vested
Steven E. Nielsen	Fiscal 2021	3.52%	2.36x	11.51%	1,257
	Fiscal 2020	3.52%	2.36x	0.00%	—
	Fiscal 2019	3.52%	2.36x	0.00%	—
H. Andrew DeFerrari	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.52%	2.36x	0.00%	—
	Fiscal 2019	3.52%	2.36x	0.00%	—
Timothy R. Estes	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.52%	2.36x	0.00%	—
	Fiscal 2019	3.52%	2.36x	0.00%	—
Daniel S. Peyovich	Fiscal 2021	N/A	N/A	N/A	N/A
Ryan F. Urness	Fiscal 2021	N/A	N/A	N/A	N/A
	Fiscal 2020	3.52%	2.36X	0.00%	—

Stock Options

Stock options align employees' incentives with those of the Company's shareholders because stock options have value only if the Company's stock price increases from the date of grant. Stock options also inherently reward performance, as it is the Company's performance over an extended period that causes the value of its common stock, and the value of the stock options, to increase.

In March 2020, the Compensation Committee granted stock options having an aggregate grant date value of approximately $926,138 based on the Black-Scholes model valuation to the Chief Executive Officer at an exercise price equal to the closing price of the underlying Company common stock on the date of grant. The value of the individual stock option grant received by Mr. Nielsen was approximately 88% of his base salary for fiscal 2021. These percentage calculations related to fiscal 2021 were based upon the executive officer's approved base salary, which does not reflect any temporary Covid-19 related reductions. No stock options were granted to Messrs. Estes, DeFerrari, Peyovich or Urness for fiscal 2021.

Information regarding stock options awarded during fiscal 2021 is shown in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Time Vesting Restricted Stock Units

A time vesting restricted stock unit is designed to enhance retention of the Named Executive Officers by rewarding continued employment, as terminating employment generally results in the forfeiture of the unvested awards. This retention effect is further enhanced if the price of the Company's common stock increases.

Because the value of time vesting restricted stock units increases as the market value of the Company's common stock increases, time vesting restricted stock units also incent award recipients to drive performance that leads to improvement in the market value of the Company's common stock. The shares of common stock received by the Named Executive Officers (other than the Chief Executive Officer) upon vesting of the time vesting restricted stock units are subject to shareholding requirements. See "Stock Ownership Guidelines for the Chief Executive Officer" and "Shareholding Requirements" beginning on page 42 of this Proxy Statement.

In March 2020, the Compensation Committee granted time vesting restricted stock units having an aggregate grant date value of approximately $4,340,349 to the Named Executive Officers, except for Mr. Peyovich who became an employee on January 6, 2021. The value of these individual grants was approximately 39% of Mr. Nielsen's base salary, 155% of Mr. Estes' base salary, 154% of Mr. DeFerrari's base salary and 111% of Mr. Urness' base salary for fiscal 2021. These percentage calculations were based upon the executive officer's approved base salary, which does not reflect any temporary Covid-19 related reductions that occurred in fiscal 2021. In connection with the commencement of his employment, Mr. Peyovich was awarded a one-time initial grant of time-based restricted stock units with an aggregate fair value equal to $1,200,000 based upon the closing price of the Company's common stock on the trading day immediately preceding the date of grant, 25% of which will vest annually on each of the four anniversaries of the grant date, subject to Mr. Peyovich's continued employment with the Company. This one-time "make-whole" equity grant was made to Mr. Peyovich in January 2021 and was intended to replace a portion his then-existing cash and equity awards resulting from his former employment, which were forfeited.

Information regarding the fair value and the number of time-vesting restricted stock units that the Named Executive Officers were granted during fiscal 2021 is shown in the Grant of Plan-Based Awards Table on page 46 of this Proxy Statement.

Other Benefits

The Company provides a range of retirement and health and welfare benefits that are designed to assist in attracting and retaining employees and to reflect general industry competitive practices. The Named Executive Officers are eligible for the following benefits:

401(k) Plan

The Company maintains a tax qualified defined contribution retirement plan (the "401(k) Plan") that covers substantially all salaried and hourly employees. Each of the Named Executive Officers participates in the 401(k) Plan. Participants may contribute up to 75% of their compensation on a before-tax basis into their 401(k) Plan accounts, subject to statutory limits. In addition, the Company matches an amount equal to 30% for each dollar contributed by participants on the first 5% of their eligible earnings. For fiscal 2021, the prescribed annual limit was $19,500. The Compensation Committee believes that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan, and making matching contributions adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our executive officers, in accordance with the Company's compensation policies.

2021 Proxy Statement   **41**

Health and Welfare Plans

Benefits for active employees such as medical, dental, vision, life insurance and disability coverage are available to substantially all salaried and hourly employees through the Company's flexible benefits plan. Employees contribute to the cost of the benefits plan by paying a portion of the premium costs.

Named Executive Officers participate in the medical, dental and vision plans on terms identical with those afforded all other employees. In addition, the Company provides certain key employees, including the Named Executive Officers, with additional life insurance and disability coverage at no cost to the individual. The amount paid on behalf of the Named Executive Officers is set forth in the "All Other Compensation" column of the Summary Compensation Table on page 45 of this Proxy Statement.

Perquisites and Executive Benefits

The Company provides executive officers, including the Named Executive Officers, with limited perquisites and executive benefits, namely, premiums paid by the Company for group term life insurance and long-term disability insurance. As described above, the Company also provides matching contributions to the 401(k) Plan on the same basis as those matching contributions made for all other employees of the Company. The Compensation Committee periodically reviews the perquisites provided to the Company's executive officers under the executive compensation program. During fiscal 2021, Mr. Peyovich was also entitled to receive reimbursement for certain moving and relocation expenses he incurred.

Severance and Change of Control Benefits

Messrs. Nielsen, Estes, DeFerrari, Peyovich and Urness are provided with severance benefits under individual arrangements negotiated with the Company. The Company provides for the payment of severance benefits to these executives upon certain types of employment terminations both prior to and following a change of control. The terms and payment amounts reflect the Compensation Committee's determination of competitive practices at those companies that the Company competes with for executive talent at the time the arrangements were entered into and were based, in part, on market information provided by its independent compensation consultant. The terms of the individual arrangements are described below under "Employment and Separation Agreements" beginning on page 53 of this Proxy Statement, and a calculation of the estimated severance benefits that would be payable to each executive under their respective arrangements upon the occurrence of certain events, is set forth under the Potential Payments Upon Termination of Employment or Change of Control table beginning on page 51 of this Proxy Statement.

Stock Ownership Guidelines for the Chief Executive Officer

The Board of Directors has established stock ownership guidelines for the Chief Executive Officer and the non-employee directors to further align their economic interests with those of the Company's shareholders. The stock ownership guidelines for the non-employee directors are further described under "Board of Directors and Corporate Governance Information—Board Practices, Policies and Processes—Shareholding Requirements and Stock Ownership Guidelines for Non-Employee Directors" on page 17 of this Proxy Statement. Under these guidelines, stock ownership includes shares (including time vesting restricted stock units) owned directly or held in trust by an individual. The guidelines do not include shares that an individual has the right to acquire through stock options, performance vesting restricted stock or performance vesting restricted stock units. The guidelines require share ownership expressed as a number of shares of Company common stock that approximates a value of 10 times the Chief Executive Officer's annual base salary as of the Effective Date. The Chief Executive Officer generally is expected to comply with the stock ownership guidelines within five years of becoming subject to the guidelines.

After the Effective Date, the number of shares expected to be owned by an individual initially appointed to the position of Chief Executive Officer shall be determined based on the value of a share of common stock of the Company on the date of his or her appointment and his or her annual base salary as of that date.

The Chief Executive Officer is required to retain 50% of the net after-tax time vesting restricted stock or time vesting restricted stock units he or she acquires under the Company's equity plans until the applicable threshold is achieved. Once achieved, ownership of the guideline amounts must be maintained for as long as the Chief Executive Officer is subject to these guidelines.

The Board of Directors periodically reviews the stock ownership guidelines and updates them as required. As of January 30, 2021, Mr. Nielsen held a total of approximately 676,835 shares of the Company's common stock under the guidelines and exceeded the stock ownership threshold requirement of 101,812 shares.

Prohibition on Hedging, Pledging and Short Sales

As further described under "Prohibition of Hedging or Pledging of Company Stock by Non-Employee Directors and Executive Officers" on page 18 of this Proxy Statement, no member of the Company's Board of Directors, officers or other employee of the Company, or consultant or contractor to the Company, may directly or indirectly participate in transactions involving trading activities that by their nature are aggressive or speculative, or may give rise to an appearance of impropriety. We prohibit such persons from engaging in short sales, pledges or derivative security transactions.

Shareholding Requirements

Named Executive Officers (other than the Chief Executive Officer) and other key employees who receive awards of time vesting restricted stock and time vesting restricted stock units are generally subject to shareholding requirements, which require them to retain a number of shares that vest from certain equity awards on account with the Company's stock transfer agent in an amount that is equal in value to the recipient's base salary then in effect. Once that threshold is reached, the recipient is free to sell shares in excess of that threshold with respect to those equity awards, but must continue to hold those shares required to satisfy the applicable threshold during the term of their employment with the Company.

Reflecting these requirements, as of January 30, 2021, Company employees (other than the Chief Executive Officer) collectively held, on account with the Company's stock transfer agent, a total of approximately 112,415 shares. As of January 30, 2021, all of the Named Executive Officers had either exceeded their respective goals or are making satisfactory progress towards achieving their goals.

The table below presents the number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer) pursuant to this shareholding requirement, as well as the total number of shares held individually by the Named Executive Officers (other than the Chief Executive Officer), in each case, as of January 30, 2021:

Name	Number of Shares Held Pursuant to Shareholding Requirement as of January 30, 2021	Total Number of Shares Held as of January 30, 2021
Timothy R. Estes	7,992	49,935
H. Andrew DeFerrari	13,510	139,029
Daniel S. Peyovich[1]	0	50
Ryan F. Urness	779	1,699

[1] Mr. Peyovich commenced his employment with the Company on January 6, 2021.

Compensation Committee Interlocks and Insider Participation

Dwight B. Duke, Eitan Gertel, Peter T. Pruitt, Jr. and Richard K. Sykes are members of the Compensation Committee. No member of the Compensation Committee is a current or former officer or employee of the Company. In addition, there are no compensation committee interlocks between the Company and other entities involving the Company's executive officers and the members of the Board of Directors who serve as executive officers of those other entities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for fiscal 2021.

The foregoing report has been furnished on behalf of the Board of Directors by the undersigned members of the Compensation Committee.

Compensation Committee

Dwight B. Duke, Chair
Eitan Gertel
Peter T. Pruitt, Jr.
Richard K. Sykes

Summary Compensation Table

The following table sets forth the compensation of our Chief Executive Officer, Chief Financial Officer and the next three highest paid individuals serving as executive officers on January 30, 2021.

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3][4][5]	Option Awards[3]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[6]	Total[7]
Steven E. Nielsen President and Chief Executive Officer	2021	$ 868,269	$ —	$1,231,419	$926,138	$2,205,000	$ 4,455	$5,235,281
	2020	$1,050,000	$ —	$1,435,349	$970,761	$ 425,610	$ 5,635	$3,887,356
	2019	$1,000,000	$ —	$1,416,787	$986,135	$ 467,212	$ 3,815	$3,873,949
H. Andrew DeFerrari Senior Vice President, Chief Financial Officer and Treasurer	2021	$ 491,825	$500,000	$ 827,007	$ —	$ —	$ 4,020	$1,822,852
	2020	$ 520,000	$145,421	$ 910,944	$ —	$ —	$ 3,657	$1,580,022
	2019	$ 495,000	$222,750	$ 922,048	$ —	$ —	$ 3,331	$1,643,129
Timothy R. Estes Executive Vice President and Chief Operating Officer	2021	$ 709,363	$ —	$1,199,429	$ —	$1,313,250	$ 8,191	$3,230,233
	2020	$ 750,000	$ —	$1,412,563	$ —	$ 246,678	$ 7,634	$2,416,875
	2019	$ 700,000	$ —	$ 847,290	$401,632	$ 428,646	$ 7,141	$2,384,709
Daniel S. Peyovich[8] Executive Vice President of Operations	2021	$ 43,269	$450,000	$1,399,534	$ —	$ —	$273,772	$2,166,575
Ryan F. Urness Vice President, General Counsel and Secretary	2021	$ 420,889	$375,000	$ 507,099	$ —	$ —	$ 3,778	$1,306,766
	2020	$ 425,000	$105,613	$ 478,098	$ —	$ —	$ 5,909	$1,014,620

[1] For fiscal 2021, salary reflects any temporary Covid-19 related reductions that occurred.

[2] For fiscal 2021, shows incentive compensation awards under the Annual Incentive Plan and bonuses, in each case as preliminarily determined by the Compensation Committee subject to discretionary adjustment. Mr. Peyovich commenced his employment with the Company on January 6, 2021. During fiscal 2021, Mr. Peyovich was entitled to a one-time "make whole" cash payment of $900,000, with one-half being paid in January 2021 and the remaining half being paid in fiscal year 2022, subject to Mr. Peyovich's continued employment with the Company. This "make whole" payment was intended to replace a portion of Mr. Peyovich's then-existing cash and equity awards from his former employer, which were forfeited.

[3] Amounts in these columns present the aggregate grant date fair value of stock and option awards granted during the relevant fiscal years computed in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718, Compensation-Stock Compensation ("FASB ASC 718"). These amounts do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by exercising stock options). For performance-based awards included in the "Stock Awards" column, the grant date fair value assumes that the Company achieves target performance measures for the applicable performance periods rather than the maximum potential value. Please refer to "—Compensation Discussion and Analysis—Long-Term Equity-Based Compensation" beginning on page 36 of this Proxy Statement for a description of the performance vesting restricted stock units, stock options and time vesting restricted stock units (see footnote 4 below for the maximum potential value of the performance vesting restricted stock units). For information on the valuation assumptions used in these computations, see Note 19 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2021. The terms applicable to the stock awards and the option awards granted for fiscal 2021 are set forth below in the Grant of Plan-Based Awards Table.

[4] The maximum potential grant date fair value for the fiscal 2021 performance vesting restricted stock units in the "Stock Awards" column for Mr. Nielsen was $1,648,281. The number of performance vesting restricted stock units that will vest could be zero, depending on performance over the relevant period. The value realized of any units that vest will depend on the stock price at the time of vesting.

[5] The grant date fair value for the fiscal 2021 time vesting restricted stock units included in the "Stock Awards" column was as follows: Mr. Nielsen — $407,279; Mr. DeFerrari — $827,007; Mr. Estes — $1,199,429; Mr. Peyovich — $1,399,534; and Mr. Urness — $507,099. The value realized will depend on the stock price at the time of vesting.

[6] All Other Compensation for fiscal 2021 consists of (i) Company contributions to the Dycom Industries, Inc. Retirement Savings Plan (Mr. Nielsen — $3,063; Mr. DeFerrari — $2,688; Mr. Estes — $3,877; Mr. Urness — $2,446; (ii) premiums paid by the Company for group term life and long-term disability insurance (Mr. Nielsen — $1,392; Mr. DeFerrari — $1,332; Mr. Estes — $4,314; Mr. Peyovich — $111; Mr. Urness — $1,332); and (iii) Company reimbursement of relocation expenses (Mr. Peyovich — $273,661).

[7] Represents total of all columns in table.

[8] Mr. Peyovich commenced his employment with the Company on January 6, 2021.

Grant of Plan-Based Awards Table

The following table sets forth certain information with respect to grants of restricted stock units and stock options under the 2012 Long-Term Incentive Plan and the potential range of awards that were approved under the Annual Incentive Plan for each of the Named Executive Officers for fiscal 2021.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[5]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Steven E. Nielsen	03/27/2020	$105,000	$1,102,500	$2,205,000	—	—	—	—	—	$ —	$ —
	03/27/2020	$ —	$ —	$ —	—	32,769	65,538	—	—	$ —	$ 824,140
	03/27/2020	$ —	$ —	$ —	—	—	—	16,194	—	$ —	$ 407,279
	03/27/2020	$ —	$ —	$ —	—	—	—	—	63,304	$ 25.15	$ 926,138
H. Andrew DeFerrari	03/27/2020	$ —	$ —	$ —	—	—	—	32,883	—	$ —	$ 827,007
Timothy R. Estes	03/27/2020	$ —	$ 656,625	$1,313,250	—	—	—	—	—	$ —	$ —
	03/27/2020	$ —	$ —	$ —	—	—	—	47,691	—	$ —	$1,199,429
Daniel S. Peyovich	01/06/2021	$ —	$ —	$ —	—	—	—	16,541	—	$ —	$1,399,534
Ryan F. Urness	03/27/2020	$ —	$ —	$ —	—	—	—	20,163	—	$ —	$ 507,099

[1] For fiscal 2021, shows incentive compensation awards under the Annual Incentive Plan and bonuses, in each case as preliminarily determined by the Compensation Committee subject to discretionary adjustment.

[2] Represents performance vesting restricted stock units ("PRSUs") awarded in fiscal 2021 under the Company's 2012 Long-Term Incentive Plan. The PRSUs vest in three substantially equal annual installments commencing on or about the anniversary of the date of grant, subject to meeting certain one-year performance measures. The Chief Executive Officer also has an opportunity to vest in supplemental units if the Company satisfies certain three-year performance measures. The relevant one- and three-year performance periods will end on the last day of each of fiscal 2021, fiscal 2022 and fiscal 2023.

[3] Represents time vesting restricted stock units ("TRSUs") granted under the Company's 2012 Long-Term Incentive Plan. The TRSUs generally vest in four equal annual installments commencing on the anniversary date of the grant.

[4] Represents stock options granted under the Company's 2012 Long-Term Incentive Plan. The stock options vest in four equal annual installments commencing on the anniversary of the date of the grant.

[5] The amounts in this column do not represent amounts that Named Executive Officers received or are entitled to receive. As required by SEC rules, this column represents the grant date fair value of PRSUs at target amounts, TRSUs, and stock options granted to the Named Executive Officers during fiscal 2021. The grant date fair value is the amount that the Company will recognize in its financial statements over the award's vesting schedule, subject to any forfeitures. For PRSUs, the Company will recognize expense only to the extent performance measures are achieved. The grant date fair value was determined under FASB ASC 718. See Note 19 to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for fiscal 2021 regarding assumptions underlying valuation of equity awards.

Outstanding Equity Awards Table

The following table sets forth certain information with respect to all outstanding equity awards held by each of the Named Executive Officers as of January 30, 2021.

Name	Date of Grant	Option Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Steven E. Nielsen	12/13/2013	42,056	—	$ 27.14	12/13/2023				
	12/12/2014	53,117	—	$ 31.46	12/12/2024				
	12/14/2015	22,231	—	$ 78.20	12/14/2025				
	12/14/2016	22,885		$ 78.46	12/14/2026				
	10/02/2017	8,886	2,962	$ 85.15	10/2/2027				
	10/02/2017					724[3]	$ 58,745		
	03/26/2018	9,010	9,010	$106.19	3/26/2028				
	03/26/2018					2,202[4]	$ 178,670		
	03/26/2018							2,980[5]	$ 241,797
	03/29/2019	9,819	29,457	$ 45.94	3/29/2029				
	03/29/2019					7,714[6]	$ 625,914		
	03/29/2019							13,973[7]	$ 1,133,769
	03/27/2020		63,304	$ 25.15	3/27/2030				
	03/27/2020					16,194[8]	$1,313,981		
	03/27/2020							32,769[9]	$ 2,658,877
H. Andrew DeFerrari	10/02/2017					353[3]	$ 28,642		
	03/26/2018					1,074[4]	$ 87,144		
	03/26/2018							2,179[5]	$ 176,804
	03/29/2019					3,666[6]	$ 297,459		
	03/29/2019							9,961[7]	$ 808,236
	03/27/2020					32,883[8]	$2,668,127		
Timothy R. Estes	12/14/2015	13,632	—	$ 78.20	12/14/2025				
	12/14/2016	14,029	—	$ 78.46	12/14/2026				
	10/02/2017	5,313	1,772	$ 85.15	10/2/2027				
	10/02/2017					433[3]	$ 35,134		
	03/26/2018	5,388	5,388	$106.19	3/26/2028				
	03/26/2018					1,317[4]	$ 106,861		
	03/26/2018							1,782[5]	$ 144,591
	03/29/2019					4,544[6]	$ 368,700		
	03/29/2019							16,460[7]	$ 1,335,564
	03/27/2020					47,691[8]	$3,869,648		

Name	Date of Grant	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards[2] Number of Shares or Units that Have Not Vested	Market Value of Shares or Units that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market Value or Payout of Unearned Shares, Units, or Other Rights that Have Not Vested
Daniel S. Peyovich	01/06/2021					16,541[10]	$1,342,137		
Ryan F. Urness	10/29/2018					1,486[11]	$ 120,574		
	03/29/2019					1,872[6]	$ 151,894		
	03/29/2019							5,274[7]	$ 427,932
	03/27/2020					20,163[8]	$1,636,026		

(1) Options vest ratably in four annual installments commencing on the first anniversary of the date of grant. All exercisable options are fully vested.

(2) The dollar value in the "Stock Awards" columns was determined using a share price of $81.14, the closing price of a share of the Company's common stock on the New York Stock Exchange at January 29, 2021.

(3) On October 2, 2017, Messrs. Nielsen, DeFerrari, and Estes were granted 2,893, 1,410, and 1,730 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on October 2, 2018.

(4) On March 26, 2018, Messrs. Nielsen, DeFerrari, and Estes were granted 4,402, 2,146, and 2,633 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on March 30, 2019.

(5) On March 26, 2018, Messrs. Nielsen, DeFerrari, and Estes were granted 8,940, 6,537, and 5,346 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on March 30, 2019, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2021.

(6) On March 29, 2019, Messrs. Nielsen, DeFerrari, Estes, and Urness were granted 10,285, 4,888, 6,058, and 2,496 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on March 30, 2020.

(7) On March 29, 2019, Messrs. Nielsen, DeFerrari, Estes, and Urness were granted 20,959, 14,941, 24,690, and 7,911 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on March 30, 2020, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2021 and 2022.

(8) On March 27, 2020, Messrs. Nielsen, DeFerrari, Estes, and Urness were granted 16,194, 32,883, 47,691 and 20,163 time vesting restricted stock units, respectively, which vest ratably in four annual installments commencing on March 30, 2021.

(9) On March 27, 2020, Mr. Nielsen was granted 32,769 performance vesting restricted stock units, respectively. The performance vesting restricted stock units vest in three equal annual installments commencing on March 30, 2021, subject to meeting certain performance targets. In accordance with Item 402(d)(2) of Regulation S-K, the amount set forth in the preceding table is based on achieving target performance goals, which is 100% of the target awards subject to the performance periods ending on the last day of fiscal 2021, 2022 and 2023.

(10) On January 6, 2021, Mr. Peyovich was granted 16,541 time vesting restricted stock units, which vest ratably in four annual installments commencing on January 6, 2022.

(11) On October 29, 2018, Mr. Urness was granted 2,970 time vesting restricted stock units, which vest ratably in four annual installments commencing on October 29, 2019.

Option Exercises and Stock Vested Table

The following table sets forth certain information with respect to stock options and restricted stock units awarded to the Named Executive Officers that were exercised or vested, respectively, during fiscal 2021.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting
Steven E. Nielsen	187,791	$4,823,519	—	$ —
			4,474	$112,521[2]
			338	$ 18,820[3]
			723	$ 37,632[4]
			1,256	$ 98,508[5]
H. Andrew DeFerrari			2,336	$ 58,750[2]
			602	$ 31,334[4]
			660	$ 51,764[5]
Timothy R. Estes	55,394	$1,242,056	—	$ —
			2,980	$ 74,947[2]
			202	$ 11,187[3]
			433	$ 22,538[4]
			770	$ 60,391[5]
Ryan F. Urness			742	$ 48,148[6]
			837	$ 21,051[2]

[1] The amount shown in this column reflects the value realized upon the exercise of vested stock options. The value realized is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of the vested stock option.

[2] Represents restricted stock units that vested on March 30, 2020. The value realized was determined by multiplying the number of shares acquired on vesting by $25.15, the closing price of the Company's common stock on the vesting date.

[3] Represents restricted stock units that vested on September 11, 2020. The value realized was determined by multiplying the number of shares acquired on vesting by $55.68, the closing price of the Company's common stock on the vesting date.

[4] Represents restricted stock units that vested on October 2, 2020. The value realized was determined by multiplying the number of shares acquired on vesting by $52.05, the closing price of the Company's common stock on the vesting date.

[5] Represents restricted stock units that vested on December 14, 2020. The value realized was determined by multiplying the number of shares acquired on vesting by $78.43, the closing price of the Company's common stock on the vesting date.

[6] Represents restricted stock units that vested on October 29, 2020. The value realized was determined by multiplying the number of shares acquired on vesting by $64.89, the closing price of the Company's common stock on the vesting date.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to disclose the ratio of the annual total compensation of its Chief Executive Officer to the annual total compensation of the median employee of the Company (the "Pay Ratio Disclosure").

For fiscal 2021:

- The median of the annual total compensation for all of the Company's employees, other than the Chief Executive Officer (the "median employee") was $54,056.
- The Chief Executive Officer's annual total compensation was $5,235,281.

Based on this information, our Chief Executive Officer's annual total compensation is 97 times that of the annual total compensation of the median employee.

To identify our median employee, as well as to determine the annual total compensation of our median employee, the methodology and the material assumptions, adjustments, and estimates used were as follows:

- As of December 20, 2020, the Company's employee population consisted of approximately 14,388 individuals working at our parent company and consolidated subsidiaries. We included all Company employees, whether employed on a full-time, part-time or temporary basis.
- We selected December 20, 2020, which is a date within the last three months of the end of fiscal 2021, as the determination date for identifying the median employee, based on base salary and overtime paid during the 12-month period ending on that date (the "Determination Period"). This determination date enabled us to efficiently identify the median employee because it was also the date of the final pay period for calendar 2020.
- We annualized the compensation of any employee who was not employed during the entire Determination Period and prorated wages for any temporary employee who did not work throughout the entire Determination Period. We did not make any cost of living adjustments.
- We utilized base salary and overtime for our consistently applied compensation measure because we believe it reasonably reflects the annual compensation of our employees as we do not grant equity awards or bonuses to a large percentage of the employee population.

With respect to our median employee, the Company then identified and calculated the elements of such employee's compensation for fiscal 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our Chief Executive Officer, we used the amount reported in the "Total" column of the 2021 Summary Compensation Table included on page 45 of this Proxy Statement.

The Pay Ratio Disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the Pay Ratio Disclosure reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Potential Payments Upon Termination of Employment or Change of Control

The Company has entered into certain arrangements that will require it to provide compensation to each of Messrs. Nielsen, DeFerrari, Estes, Peyovich and Urness in the event of certain terminations of employment or a change of control of the Company. The amount of compensation that is potentially payable in each situation is shown in the table below. The amounts assume that a termination of employment and/or change of control event occurred on January 30, 2021 and, where applicable, uses the closing price of a share of the Company's common stock as of January 29, 2021 ($81.14).

The amounts for Mr. Nielsen, Mr. DeFerrari, Mr. Estes, Mr. Peyovich and Mr. Urness are estimates based only on hypothetical assumptions and do not necessarily reflect the actual amounts that would be paid to each such Named Executive Officer, which would be known only at the time they become eligible for payment. The amounts are in addition to (i) vested or accumulated benefits generally under the Company's 401(k) plan; (ii) benefits paid by insurance providers under life and disability insurance policies; and (iii) accrued vacation payments.

The following table describes the potential payments upon termination of employment or a change of control of the Company as of January 30, 2021.

Name	Termination of Employment for Cause, Resignation without Good Reason, Disability or Retirement	Termination of Employment without Cause	Resignation for Good Reason	Failure to Renew Employment Agreement at Substantially No Less Terms than Existing Agreements	Change of Control Termination without Cause	Change of Control Resignation for Good Reason
Steven E. Nielsen						
Severance	$—	$6,300,000[1]	$6,300,000[1]	$2,100,000[2]	$8,505,000[3]	$8,505,000[3]
Stock Options	$—	$ —	$ —	$ —	$ —[4]	$ —[4]
Stock Awards	$—	$ —	$ —	$ —	$6,211,754[5]	$6,211,754[5]
Benefits Continuation	$—	$ 35,521[6]	$ 35,521[6]	$ —	$ 35,521[6]	$ 35,521[6]
H. Andrew DeFerrari						
Severance	$—	$1,237,486[7]	$ —	$ —	$1,737,486[8]	$1,737,486[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$4,066,412[5]	$4,066,412[5]
Benefits Continuation	$—	$ 25,084[6]	$ 25,084[6]	$ —	$ 25,084[6]	$ 25,084[6]
Timothy R. Estes						
Severance	$—	$3,090,000[9]	$3,090,000[9]	$1,545,000[2]	$4,403,250[10]	$4,403,250[10]
Stock Options	$—	$ —	$ —	$ —	$ —[4]	$ —[4]
Stock Awards	$—	$ —	$ —	$ —	$5,860,499[5]	$5,860,499[5]
Benefits Continuation	$—	$ 55,542[6]	$ 55,542[6]	$ —	$ 55,542[6]	$ 55,542[6]
Daniel S. Peyovich						
Severance	$—	$ —[7]	$ —	$ —	$ —[8]	$ —[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$1,342,137[5]	$1,342,137[5]
Benefits Continuation	$—	$ 36,282[6]	$ 36,282[6]	$ —	$ 36,282[6]	$ 36,282[6]
Ryan F. Urness						
Severance	$—	$1,031,288[7]	$ —	$ —	$1,406,288[8]	$1,406,288[8]
Stock Options	$—	$ —	$ —	$ —	$ —	$ —
Stock Awards	$—	$ —	$ —	$ —	$2,336,426[5]	$2,336,426[5]
Benefits Continuation	$—	$ 54,114[6]	$ 54,114[6]	$ —	$ 54,114[6]	$ 54,114[6]

[1] Determination of severance is based on three times the sum of (i) the annual salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual base salary in effect as of January 30, 2021.

(2)   Determination of severance is based on one times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual base salary in effect as of January 30, 2021.

(3)   Determination of severance is based on (a) three times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual base salary in effect as of January 30, 2021; plus (b) a pro-rata incentive pay amount equal to the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) annual incentive pay that the executive would have earned for fiscal 2021 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2021 as a percentage of 365 days.

(4)   Represents all unvested stock options that would vest upon a change of control of the Company. Based on the closing price of a share of the Company's common stock on January 29, 2021, such stock options would have no intrinsic value.

(5)   Represents the outstanding time and performance based restricted stock units on January 30, 2021 using the closing price of the Company's common stock on January 29, 2021. Performance-based restricted stock units are based on the units that will vest at their target performance levels.

(6)   Represents the approximated cost of continuation of group medical benefits and term life insurance for which premiums will be waived during the applicable severance periods. The group medical benefits premium costs are based on the current COBRA rate and the term life insurance premium costs are based on the actual cost of premiums for fiscal 2021.

(7)   Determination of severance is based on one and a half times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) 50% of the annual base salary in effect as of January 30, 2021.

(8)   Determination of severance is based on (a) one and a half times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) 50% of the annual base salary in effect as of January 30, 2021; plus (b) a pro-rata incentive pay amount equal to (i) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) annual incentive pay that the executive would have earned for fiscal 2021 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2021 as a percentage of 365 days.

(9)   Determination of severance is based on two times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual base salary in effect as of January 30, 2021.

(10)   Determination of severance is based on (a) two times the sum of (i) the annual base salary in effect as of January 30, 2021; plus (ii) the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual base salary in effect as of January 30, 2021; plus (b) a pro-rata incentive pay amount equal to the greater of (x) the average amount of the annual incentive pay paid in the last three fiscal years prior to fiscal 2021 or (y) the annual incentive pay that the executive would have earned for fiscal 2019 based on actual performance achieved through the date of his termination, multiplied by (ii) a fraction reflecting the number of days worked during fiscal 2021 as a percentage of 365 days.

Employment and Separation Agreements

Steven E. Nielsen and Timothy R. Estes—Employment Agreements

Effective as of May 31, 2020, the Company entered into an employment agreement with Steven E. Nielsen, pursuant to which he serves as our President and Chief Executive Officer of the Company (the "Nielsen Employment Agreement"). The Nielsen Employment Agreement provides for a term of employment that continues until May 31, 2025. If, during the term of the Nielsen Employment Agreement, there is a "Change in Control" (as defined in the Nielsen Employment Agreement) of the Company at any time following May 1, 2018, Mr. Nielsen's employment under the Nielsen Employment Agreement will be extended through the second anniversary of the Change in Control.

The Company also entered into an employment agreement with Timothy R. Estes, effective as of October 25, 2017, pursuant to which he serves as our Executive Vice President and Chief Operating Officer of the Company (the "Estes Employment Agreement"). The Estes Employment Agreement provides for a term of employment that began on October 25, 2017 and continues until the Company's 2021 Annual Meeting of Shareholders when Mr. Estes intends to retire.

Termination for Cause or Resignation Without Good Reason In the event that either Mr. Nielsen or Mr. Estes resigns his employment with the Company without "Good Reason" or the Company terminates his employment for "Cause" (as such terms are defined in the Nielsen Employment Agreement and the Estes Employment Agreement), Mr. Nielsen and Mr. Estes will not be entitled to any severance payments, but will receive their respective base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

Termination Without Cause or Resignation for Good Reason Prior to a Change of Control If the Company terminates Mr. Nielsen's or Mr. Estes' employment without Cause or if Mr. Nielsen or Mr. Estes resigns from employment with the Company for Good Reason prior to a Change in Control (as defined by the Nielsen Employment Agreement and the Estes Employment Agreement), Mr. Nielsen and Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.
- a cash severance payment equal to three times for Mr. Nielsen and two times for Mr. Estes the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus for Mr. Nielsen and 100% of his then annual base salary for Mr. Estes. The cash severance payment will be payable in substantially equal monthly installments over the 18-month period following such termination or resignation, provided that any remaining payment will be paid in a lump sum within five days following a Change in Control.
- continued participation in the Company's health and welfare plans for a period of three years following Mr. Nielsen's and two years following Mr. Estes' resignation of employment for Good Reason or their termination of employment by the Company without Cause or a cash payment equal to the value of the benefit.

Change of Control In the event the Company terminates Mr. Nielsen's or Mr. Estes' employment without Cause or Mr. Nielsen or Mr. Estes resigns employment with the Company for Good Reason following a Change in Control, Mr. Nielsen and Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.
- a cash severance payment equal to three times for Mr. Nielsen and two times for Mr. Estes the sum of: (x) his then annual base salary, plus (y) the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) his target annual bonus for Mr. Nielsen and 100% of his then annual base salary for Mr. Estes. The cash severance amount will be payable in a single lump sum within five days following such termination or resignation.
- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation.

- continued participation in the Company's health and welfare plans for a period of three years for Mr. Nielsen and two years for Mr. Estes following their respective termination or resignation or a cash payment equal to the value of the benefit.

- all outstanding equity awards held by Mr. Nielsen or Mr. Estes at the time of their respective resignation of employment with the Company for Good Reason or termination of employment by the Company without Cause following a Change in Control will fully and immediately vest and all outstanding performance shares, performance share units or equivalent awards will vest at their target performance levels.

Non-Renewal of Nielsen Employment Agreement If the Company or Mr. Nielsen delivers a final non-renewal notice, Mr. Nielsen's employment will terminate due to retirement at the end of the one-year notice period (subject to a change in control not occurring during that period). In that event, Mr. Nielsen would be entitled to receive a pro rata annual bonus for the fiscal year of his separation from service based on actual results and payable after performance is certified. In addition, outstanding equity awards held by Mr. Nielsen at the time of his retirement would be treated as follows: (i) performance based full-value awards would continue to vest for two years and be earned based on actual performance measured at the end of the original performance period, (ii) time vesting full-value awards would continue to vest for three years, (iii) stock options would continue to vest on their terms as if Mr. Nielsen did not have a separation from service and remain exercisable until the original expiration date) and (iv) any other equity awards would continue to vest in accordance with their terms. Mr. Nielsen will be subject to customary non-competition and non-solicitation covenants during the continued vesting period. If Mr. Nielsen dies following the date of retirement, all outstanding equity awards at such time, to the extent unvested, would become fully vested, with performance-based awards vesting at target. Mr. Nielsen and his spouse also will continue to participate in the Company's health plans until such time that Mr. Nielsen is eligible for Medicare (or receive a cash payment in lieu of participation if participation is not permitted).

Restrictive Covenants and Release Mr. Nielsen is subject to a five-year confidentiality covenant and one-year non-competition and non-solicitation covenants. Mr. Nielsen is also subject to an assignment of inventions and developments agreement and severance payments will require a written release of any and all claims against the Company prior to payment. Mr. Estes is subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Mr. Estes is also subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by Mr. Estes, but only for so long as the applicable equity award remains unvested. Severance payments will also require a written release of any and all claims against the Company prior to payment.

Termination Due to Death of Disability In the event Mr. Estes' death or disability occurs after he reaches the mandatory retirement age pursuant to the Company's By-laws but prior to the Company's 2021 Annual Meeting of Shareholders, Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a pro-rata annual bonus for the year in which such termination of employment occurs.

- full acceleration of all outstanding stock options held by Mr. Estes, which will remain exercisable for the three-year period following the date of termination.

- with respect to all outstanding time and performance vesting restricted stock or restricted stock unit awards held by Mr. Estes, (i) in the case of death, full acceleration of such awards with any performance awards vesting at their respective target performance levels or (ii) in the case of disability, continued vesting in accordance with the terms of such awards, with any performance vesting awards subject to the applicable performance conditions. All other outstanding equity awards (other than stock options) held by Mr. Estes will continue to vest in accordance with their terms, with any performance vesting awards subject to the applicable performance conditions.

Termination Due to Retirement If Mr. Estes' employment terminates due to his retirement on the date of the Company's 2021 Annual Meeting of Shareholders, Mr. Estes will be entitled to:

- his base salary through the date of termination and any bonus earned, but unpaid, for the year prior to the year in which the termination of employment occurs.

- a pro-rata bonus equal to the annual bonus Mr. Estes would have earned for fiscal year 2022 based on performance as determined by the Board.

- all outstanding equity awards granted to Mr. Estes prior to October 25, 2017 or granted after such date but on substantially identical terms to those granted before October 25, 2017, will be treated as follows: (i) all outstanding stock options will fully and immediately vest to the extent not already vested, and remain exercisable for three years following his retirement date, (ii) all outstanding time vesting restricted stock or restricted stock unit awards will continue to vest for three years following his retirement date, and (iii) all outstanding performance vesting restricted stock or restricted stock unit awards will continue to vest for two years following his retirement date, with the number of shares earned based on actual performance determined by the Board at the end of the original performance period for each such performance vesting restricted stock or restricted stock unit award. Any other outstanding equity awards held by Mr. Estes will continue to vest in accordance with their terms, with any performance vesting awards subject to the applicable performance conditions. In the event Mr. Estes' death occurs following the Company's 2021 Annual Meeting of Shareholders, any time vesting awards will vest and any performance vesting awards will vest at their target performance levels. Mr. Estes intends to retire at the conclusion of the Annual Meeting and the above-described treatment of his outstanding awards will be applied.

H. Andrew DeFerrari, Daniel S. Peyovich and Ryan F. Urness—Employment Agreements

The Company has entered into employment agreements with each of H. Andrew DeFerrari, Daniel S. Peyovich and Ryan F. Urness. Mr. DeFerrari's agreement is effective as of July 23, 2015 (the "DeFerrari Employment Agreement"), Mr. Peyovich's agreement is effective as of January 6, 2021 (the "Peyovich Employment Agreement") and Mr. Urness' agreement is effective as of October 29, 2019 (the "Urness Employment Agreement" and together with the DeFerrari Employment Agreement and the Peyovich Employment Agreement, the "Officer Employment Agreements").

The initial term of the DeFerrari Employment Agreement was for one year until July 23, 2016. The initial term of each of the Peyovich Employment Agreement and the Urness Employment Agreement was for three years until January 6, 2024 and October 29, 2021, respectively. Pursuant to the Officer Employment Agreements, the term of employment for each of Mr. DeFerrari, Mr. Peyovich and Mr. Urness will be automatically extended for additional one-year periods unless either party gives prior notice of nonrenewal. Further, under the Officer Employment Agreements, if there is a "Change in Control" of the Company (as defined in the Officer Employment Agreements), each of Mr. DeFerrari's, Mr. Peyovich's and Mr. Urness' employment will be extended through the second anniversary of the Change in Control.

The Peyovich Employment Agreement also provides for make-whole awards to Mr. Peyovich to replace existing cash and equity awards resulting from his former employment. The cash make-whole award of $900,000 is paid in two installments with one-half paid on the next regularly scheduled payroll date after January 6, 2021, and the remaining portion payable on the next regularly scheduled Company payroll date following the six-month anniversary of the Peyovich Employment Agreement, subject to Mr. Peyovich's continued employment on such date (the "Cash Make-Whole Award"). The equity make-whole award provides for Mr. Peyovich to receive a grant of time-based restricted stock units with an aggregate fair value equal to $1,200,000 based upon the closing price of the Company's common stock on the trading day immediately preceding the date of grant, 25% of which will vest annually on each of the first four anniversaries of the grant date, subject to Mr. Peyovich's continued employment on the applicable vesting dates (the "Equity Make-Whole Award").

Termination for Cause; Resignation for Any Reason; Death and Disability In the event that (i) the Company terminates the employment of Mr. DeFerrari, Mr. Peyovich or Mr. Urness for "Cause" (as defined by the Officer Employment Agreements), (ii) Mr. DeFerrari, Mr. Peyovich or Mr. Urness resigns his employment for any reason or (iii) Mr. DeFerrari, Mr. Peyovich or Mr. Urness dies or becomes disabled, the Company will not have any obligation to pay his base salary or other compensation or to provide him any employee benefits subsequent to the date of his termination or resignation of employment.

Termination Without Cause Prior to a Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Peyovich or Mr. Urness without Cause prior to a Change of Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- 1.5 times for Mr. DeFerrari and Mr. Urness and two times for Mr. Peyovich, the sum of his (i) then base salary plus (ii) the greater of (1) the average bonus amount paid over the three fiscal years immediately preceding the year of termination and (2) 50% of his then base salary in the case of Mr. DeFerrari and Mr. Urness, and the target annual bonus for the fiscal year of his separation from service in the case of Mr. Peyovich. The severance amount will be paid over an eighteen (18)-month period. If such a termination without cause occurs prior to payment of the second half of the Cash Make-Whole Award, Mr. Peyovich would also be entitled to that remaining unpaid installment, payable in substantially equal monthly installments over the 24-month period following such termination.

- continued participation in the Company's group medical and life insurance plans (including benefits to eligible dependents) or a cash payment equal to the value of the benefits excluded, payable in equal monthly installments until the earlier of (i) 18 months following termination of employment for Mr. DeFerrari or Mr. Urness and 24 months following termination of employment for Mr. Peyovich or (ii) Mr. DeFerrari, Mr. Peyovich or Mr. Urness obtaining other employment and becoming eligible to participate in the medical and life insurance plans of the new employer.

- For Mr. Peyovich, any unvested portion of the Equity Make-Whole Award will vest in full, and be promptly settled.

Change of Control In the event the Company terminates the employment of Mr. DeFerrari, Mr. Peyovich or Mr. Urness without Cause or he resigns his employment with the Company for Good Reason on or prior to the second anniversary following the consummation of a Change in Control, upon his execution and delivery of a waiver and release of claims, he will become entitled to receive the following payments and benefits, subject to his compliance with non-competition, non-solicitation and confidentiality covenants:

- the same severance payments and benefits continuation that he would be entitled to receive upon a termination without Cause prior to a Change of Control and, for Mr. Peyovich, any unpaid portion of the Cash Make-Whole Award. Such amounts will be paid in a single-sum payment;

- a pro-rata annual bonus for the year in which such termination or resignation occurs equal to the greater of (i) the average amount of the annual bonus paid to him during the three fiscal years immediately preceding such termination or resignation or (ii) the annual bonus that he would have received based on the actual performance achieved through the date of such termination or resignation. The annual bonus amount will be prorated based upon the number of days worked during the year of such termination or resignation and will be payable in a single lump sum within five days following such termination or resignation; and

- full vesting of all outstanding equity-based awards granted by the Company pursuant to any of the Company's long-term incentive plans. In addition, all outstanding performance share awards, performance share units and other equivalent awards granted by the Company pursuant to any of the Company's long-term incentive plans will immediately vest at their respective target performance levels to the extent not already vested.

Restrictive Covenants Each of Mr. DeFerrari, Mr. Peyovich and Mr. Urness is subject to a five-year confidentiality covenant and an assignment of inventions and developments agreement. Each of Mr. DeFerrari, Mr. Peyovich and Mr. Urness is also subject to non-competition and non-solicitation covenants until the later of the first anniversary of his termination of employment date and, to the extent applicable, the duration of any continued vesting period of any outstanding equity awards held by each of them, but only for so long as the applicable equity award remains unvested. Severance payments will also require a written release of any and all claims against the Company prior to payment.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about common stock of the Company that may be issued under its equity compensation plans as of January 30, 2021, including the 2003 Long-Term Incentive Plan, the 2007 Non-Employee Directors Equity Plan, the 2012 Long-Term Incentive Plan, and the 2017 Non-Employee Directors Equity Plan, all of which were approved by the Company's shareholders. No further awards will be granted under the 2003 Long-Term Incentive Plan or the 2007 Non-Employee Directors Equity Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrant and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (Excluding Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights)
Equity compensation plans approved by security holders	344,963	$49.66	838,212
Equity compensation plans not approved by security holders	—	—	—
Total	344,963	$49.66	838,212

PROPOSAL

3

Ratification of the Appointment of the Independent Auditor

The Board of Directors recommends that you vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2022.

General

PricewaterhouseCoopers LLP has been appointed by the Audit Committee of the Board of Directors to serve as the Company's independent auditor for fiscal 2022. PricewaterhouseCoopers LLP has served as the Company's independent auditor since 2014. Shareholder ratification of this appointment is not required by the Company's Amended and Restated By-laws or otherwise; however, the Board of Directors considers a proposal for shareholders to ratify the appointment to be an opportunity for shareholders to provide direct feedback to the Audit Committee on an important aspect of corporate governance and good corporate practice. If shareholders fail to ratify the appointment, the Audit Committee will consider whether it is appropriate to select another registered independent public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different registered independent public accounting firm at any time during the year if the Audit Committee believes this change would be in the best interest of the Company and its shareholders.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting for the purposes of responding to shareholders' questions and making statements that they consider appropriate.

Principal Accounting Firm Fees

PricewaterhouseCoopers LLP acted as the Company's independent auditors for fiscal 2021. The following table represents aggregate fees billed for fiscal 2021, 2020, and 2019 by PricewaterhouseCoopers LLP, our independent registered public accounting firm:

	2021	2020	2019
Audit Fees[1]	$2,955,321	$3,328,070	$3,332,450
Audit-Related Fees[2]	—	30,000	96,000
Tax Fees[3]	7,890	34,015	—
All Other Fees[4]	—	—	—
Total	$2,963,211	$3,392,085	$3,428,450

(1) Audit Fees for each of fiscal 2021, 2020 and 2019 consist of fees and expenses for professional services in connection with the audit of the annual financial statements, reviews of the Company's quarterly reports filed on Form 10-Q and reviews of registration statements and other periodic filings with the SEC. Amounts also include fees for the audit of the Company's internal control over financial reporting, as promulgated by Section 404 of the Sarbanes-Oxley Act.

(2) Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and internal control over financial reporting.

(3) Tax Fees include fees for tax research and tax advice.

(4) All Other Fees are fees for any services not included in the first three categories.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Company's independent auditor fee pre-approval policy provides for an annual process through which the Audit Committee evaluates and pre-approves the nature, scope and fees associated with the annual audit of the Company's financial statements and other audit-related services. The Audit Committee pre-approves all other audit and permissible non-audit services provided by the Company's independent auditors on a case-by-case basis. These services may include audit services, audit-related services, tax services and other permissible services.

AUDIT COMMITTEE REPORT

The Audit Committee (the "Committee") of the Company's Board of Directors consists of four directors, all of whom meet the independence standards of the NYSE and the applicable rules of the United States Securities and Exchange Commission. The Committee operates in accordance with a written charter adopted by the Board of Directors. The Committee reviews the charter on an ongoing basis and a copy, which has been approved by the Board of Directors, is available on the Company's website at www.dycomind.com.

The Committee's primary responsibility is to assist the Board of Directors in fulfilling its responsibility for oversight of (a) the quality and integrity of the Company's financial statements and related disclosures, internal controls and financial reporting, (b) the Company's compliance with applicable legal and regulatory requirements, (c) the Company's independent auditors' qualifications, independence and performance and (d) the performance of the Company's internal audit and control functions.

Management has the primary responsibility for preparing the Company's consolidated financial statements and the overall financial reporting process, including maintaining the Company's system of internal accounting controls. The Company's independent auditor, PricewaterhouseCoopers LLP, has the responsibility for auditing the Company's financial statements and issuing opinions as to the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, and the effectiveness of the Company's internal control over financial reporting. The Committee monitors and oversees this process.

The Committee reviewed the Company's audited consolidated financial statements and the results of the audits relating to the Company's internal control over financial reporting for fiscal 2021 and discussed those matters with management and PricewaterhouseCoopers LLP. During fiscal 2021, the Committee also discussed the interim financial information contained in each quarterly earnings announcement with management and PricewaterhouseCoopers LLP prior to public release. In addition, the Committee regularly discussed with management, the internal auditors and PricewaterhouseCoopers LLP, the quality and adequacy of the Company's internal controls and the internal audit function's organization, responsibilities, budget and staffing and the quality of the Company's financial reporting. The Committee regularly meets separately with management, the Company's internal auditors and PricewaterhouseCoopers LLP. The Committee reviewed with both PricewaterhouseCoopers LLP and the internal auditors their audit plans, audit scope, and the identification of audit risks. The Committee also discussed with PricewaterhouseCoopers LLP all matters required by Public Company Accounting Oversight Board (United States) Auditing Standard No. 16, "Communications with Audit Committees," as currently in effect.

As part of the Committee's oversight responsibilities of the audit process, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP any relationships that may impact their objectivity and independence from the Company and from management of the Company.

Based on the aforementioned reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021 for filing with the United States Securities and Exchange Commission. The Committee also approved the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for the 2022 fiscal year.

Audit Committee

Patricia L. Higgins, Chair
Eitan Gertel
Peter T. Pruitt, Jr.
Laurie J. Thomsen

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information about the beneficial ownership of the Company's common stock as of March 26, 2021 by each person known to the Company that beneficially owns more than five percent (5%) of the Company's outstanding common stock, each of the Company's directors and each of the Named Executive Officers identified in the Summary Compensation Table on page 45 of this Proxy Statement, and all directors and executive officers as a group. Shares of the Company's common stock that an individual or group has a right to acquire within 60 days after March 26, 2021 pursuant to the exercise of options or vesting of restricted stock units are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table. As a result, the percentage of outstanding shares of any person as shown in the table may not necessarily reflect the person's actual voting power at any particular date. Except as otherwise noted, to the Company's knowledge, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder's name. The percentages are based on the Company's outstanding shares as of March 26, 2021.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Common Stock Beneficially Owned
5% Stockholders:		
FMR LLC		
245 Summer Street, Boston, Massachusetts 02210	3,653,826[1]	11.93%
BlackRock, Inc.		
55 East 52nd Street, New York, New York 10055	3,401,660[2]	11.11%
The Vanguard Group, Inc.		
100 Vanguard Boulevard, Malvern, Pennsylvania 19355	2,893,644[3]	9.45%
Wellington Management Group LLP		
280 Congress Street, Boston, Massachusetts 02210	2,700,862[4]	8.82%
Dimensional Fund Advisors LP		
6300 Bee Cave Road, Building One, Austin, Texas 78746	1,736,459[5]	5.67%
Directors and Executive Officers:[6]		
H. Andrew DeFerrari	156,167	*
Dwight B. Duke	39,012	*
Timothy R. Estes	119,563	*
Jennifer M. Fritzsche	222	*
Eitan Gertel	8,932	*
Patricia L. Higgins	46,742	*
Steven E. Nielsen	958,764[7]	3.13%
Daniel S. Peyovich	50	*
Peter T. Pruitt, Jr.	6,299	*
Richard K. Sykes	11,229	*
Laurie J. Thomsen	10,246	*
Ryan F. Urness	10,000	*
All directors and executive officers as a group (12 persons)	1,367,226	4.46%

* Less than 1% of the outstanding common stock.

[1] Based solely on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") on February 8, 2021 by FMR LLC ("FMR") and its subsidiaries and affiliates. The 13G/A indicates that FMR has beneficial ownership of 3,653,826, for which it has sole voting power over 771,578 shares and sole dispositive power with respect to 3,653,826 shares. FMR reported its beneficial ownership on behalf of itself and the following: Fidelity Personal Trust Company FSB SA, FMR Co., Inc., and Strategic Advisors LLC. Ms. Abigail Johnson is also deemed to be the beneficial owner of these shares as the director and managing member of FMR.

(2) Based solely on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") January 27, 2021 by BlackRock, Inc. ("BlackRock") and its subsidiaries. The Schedule 13G/A indicates that BlackRock is the beneficial owner of 3,401,660, shares, for which it has sole voting power with respect to 3,360,399 shares and sole dispositive power with respect to 3,401,660 shares.

(3) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group, Inc. ("Vanguard") in its capacity as investment advisor. Vanguard is the beneficial owner of 2,893,644 shares. The Schedule 13G/A indicates that (i) Vanguard has sole dispositive power over 2,806,407 shares and shared dispositive power over 87,237 shares.

(4) Based solely on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (the "SEC") on February 4, 2021 by Wellington Management Group LLP ("Wellington Group") and its subsidiaries. The Schedule 13G/A indicates that each of Wellington Group, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP is the beneficial owner of 2,700,862 shares, for which each entity has shared voting power over 2,175,281 shares and shared dispositive power with respect to 2,700,862 shares. Wellington Management Company LLP is the beneficial owner of 2,265,461 shares, for which it has shared voting power over 1,982,816 shares and shared dispositive power with respect to 2,265,461 shares.

(5) Based solely on information contained in a Schedule 13G filed February 12, 2021 by Dimensional Fund Advisors LP ("Dimensional") and its subsidiaries. The Schedule 13G indicates that (i) Dimensional is the owner of 1,736,459 shares as a result of acting as an investment adviser to various investment companies, commingled group trusts and separate accounts, and (ii) the shares beneficially owned by Dimensional include 1,690,499 shares over which Dimensional exercises sole voting power and 1,736,459 shares over which Dimensional exercises sole dispositive power.

(6) Includes the following number of shares of common stock which a director or executive officer has the right to acquire pursuant to the exercise of stock options or vesting of restricted stock units on March 26, 2021 or within 60 days after March 26, 2021:

Name of Beneficial Owner	Restricted Stock Units	Stock Options
H. Andrew DeFerrari	17,138	—
Dwight B. Duke	2,749	10,852
Timothy R. Estes	24,106	45,522
Jennifer M. Fritzsche	—	—
Eitan Gertel	2,749	—
Patricia L. Higgins	6,333	10,852
Steven E. Nielsen	28,609	198,154
Daniel S. Peyovich	—	—
Peter T. Pruitt, Jr.	1,362	—
Richard K. Sykes	2,806	—
Laurie J. Thomsen	2,749	—
Ryan F. Urness	8,301	—
All directors and executive officers as a group (12 persons)	96,902	265,380

(7) Includes 82,000 shares owned by the Margaret Ellen Nielsen Foundation, a charitable foundation of which Mr. Nielsen is president and a director. Mr. Nielsen disclaims beneficial ownership of all shares of common stock held by the Foundation.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. The Company's officers, directors and greater-than-ten percent (10%) shareholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file. Based solely on the Company's review of reports filed with the SEC by its directors, officers and persons required to file such reports, or written representations from those directors, officers or persons required to file such reports, the Company believes that all such Section 16(a) filing requirements were timely satisfied during fiscal 2021.

GENERAL INFORMATION

Questions and Answers About the 2021 Annual Meeting and Voting

Which fiscal years are included in this Proxy Statement?

This Proxy Statement focuses primarily on details regarding the Company's 2021 Annual Meeting, its board of directors and its executive compensation program for fiscal 2021. It also covers information in its CD&A regarding prior fiscal years, including fiscal year 2020 and 2019. The Company's 2020 fiscal year commenced on January 27, 2019 and its 2019 fiscal year commenced on January 28, 2018 and each consisted of 52 weeks.

Why did I receive a one-page Notice in the mail regarding the Availability of Proxy Materials instead of printed proxy materials?

In accordance with rules adopted by the SEC, the Company has elected to furnish its proxy materials to shareholders on a website, rather than mailing paper copies to each shareholder. Accordingly, on April 15, 2021, the Company sent a Notice Regarding the Availability of Proxy Materials (the "Notice") to shareholders of record. You have the ability to access the proxy materials on the website referred to in the Notice or you may request to receive a paper copy of the proxy materials free of charge by following the instructions in the Notice.

What will I be voting on?

The proposals to be voted on at the Annual Meeting are the following:

- Election of the two directors named in this Proxy Statement;
- A non-binding advisory vote to approve executive compensation ("Say-on-Pay"); and
- Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2022.

Other than the matters set forth in this Proxy Statement and matters incidental to the conduct of the Annual Meeting, the Company does not know of any business or proposals to be considered at the Annual Meeting. If any other business is proposed and properly presented at the Annual Meeting, the proxies received from shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who may vote?

The Board of Directors has set March 26, 2021 as the record date for the Annual Meeting. You may vote at the Annual Meeting if you owned shares of the Company's common stock as of the close of business on March 26, 2021. Each outstanding share of the Company's common stock held as of March 26, 2021 is entitled to one vote on each matter to be voted on. As of this record date, there were 30,621,363 shares of the Company's common stock outstanding and entitled to vote at the Annual Meeting based on the records of the Company's registrar and transfer agent, American Stock Transfer & Trust Company.

Who may attend the Annual Meeting?

All shareholders of record at the close of business on March 26, 2021 or their duly appointed proxies, may attend the Annual Meeting via the virtual meeting portal by visiting www.virtualshareholdermeeting.com/DY2021.

How does the Board of Directors recommend I vote?

The Board of Directors recommends a vote:

- "FOR" the two director nominees named in this Proxy Statement for election to the Board of Directors;
- "FOR", on a non-binding advisory basis, the vote to approve executive compensation;
- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for fiscal 2022; and

How do I vote?

Shareholders of Record: Shares Registered in Your Name

If your shares are held in your name you are considered, with respect to those shares, the "shareholder of record." If you are a stockholder of record, there are several ways for you to vote your shares. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure that your vote is counted:

- *By Mail.* If you are a shareholder of record, and you will receive your proxy materials by mail, you may vote using your proxy card by completing, signing, dating and returning the proxy card in the self-addressed, postage-paid envelope provided. You should mail the proxy card or voting instruction form in plenty of time to allow delivery prior to the meeting. Do not mail the proxy card or voting instruction form if you are voting over the Internet or by telephone. If you properly complete your proxy card and send it in time to vote, your proxy (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your shares will be, as permitted, voted as recommended by our Board of Directors. If any other matter is presented at the Annual Meeting, your proxy (one of the individuals named on your proxy card) will vote in accordance with his or her best judgment. As of the date of this proxy statement, we know of no matters to be acted on at the meeting, other than those discussed in this proxy statement.
- *Voting by Telephone or Internet.* Please call the toll-free telephone number on the proxy card and follow the recorded instructions. Alternatively, please access our secure website registration page via the Internet as identified on the proxy card and follow the instructions, using the unique 16-digit control number printed on your Notice or proxy card.
- *In Person at the Virtual Annual Meeting.* You may attend the virtual Annual Meeting and vote in person even if you have already voted by proxy. If you are a shareholder of record, you do not need to register. You may attend the Annual Meeting and vote your shares at www.virtualshareholdermeeting.com/DY2021 during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

Beneficial Owners: Shares Registered in the Name of a Broker or Bank

If your shares are registered in the name of your broker, bank or other agent, you are the "beneficial owner" of those shares and those shares are considered as held in "street name." If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice or proxy card and voting instructions with these proxy materials from that organization rather than directly from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

You may attend the Annual Meeting and vote your shares electronically at www.virtualshareholdermeeting.com/DY2021 during the meeting. You will need the unique 16-digit control number printed on your Notice or proxy card to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

What vote is required to approve each proposal?

The Company has adopted a majority voting standard for uncontested director elections and a plurality voting standard for contested director elections. The director nominees at the 2021 Annual Meeting are uncontested and subject to the majority voting standard. For this Annual Meeting, each director nominee will be elected if the affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting exceeds the votes cast opposing that nominee.

The affirmative vote of shares of common stock represented and entitled to vote at the Annual Meeting and exceeding the votes cast opposing the action is also required (i) to adopt the non-binding advisory vote to approve executive compensation, (ii) to ratify the appointment of the Company's independent auditor.

Can I change my decision after I vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual Meeting by:

- Submitting another proxy card bearing a later date than the proxy being revoked prior to the Annual Meeting;
- Voting again by internet or telephone prior to the Annual Meeting as described on the Notice or proxy card; or
- Voting again in person at the Annual Meeting.

If you hold your shares in "street name" and wish to change your vote at the Annual Meeting, you will need the unique 16-digit control number printed on your Notice or proxy card provided by your broker, bank or other nominee that holders your shares, to enter the meeting. Follow the instructions provided to vote. We encourage you to access the meeting prior to the start time leaving ample time for the check in.

You also may revoke your proxy prior to the Annual Meeting without submitting a new vote by filing an instrument of revocation with the Secretary of the Company by 5:00 p.m. Eastern Time on Monday, May 24, 2021.

What constitutes a quorum?

The presence in person or by proxy of the holders of a majority of the Company's common stock will constitute a quorum. Shareholders who participate in the 2021 Annual Meeting online at www.virtualshareholdermeeting.com/DY2021 will be considered to be attending the meeting in person for purposes of determining whether a quorum has been met. A quorum is necessary to transact business at the Annual Meeting. Shares of common stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. The Annual Meeting may not commence if a quorum is not present.

Will my shares be voted if I do not provide my proxy?

If you are a shareholder of record and you do not vote or provide a proxy, your shares will not be voted.

Your shares may be voted if they are held in "street name," even if you do not provide the brokerage firm, bank or other nominee with voting instructions. Brokerage firms have the authority under New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions at least 15 days before the date of the Annual Meeting on ratification of the appointment of the Company's independent auditor and certain other "routine" matters, but not for non-"routine" matters. As a result, if your shares are held in "street name" and you do not submit voting instructions to your brokerage firm, your shares will be treated as "broker non-votes" with respect to the election of directors (Proposal 1) and the non-binding advisory vote to approve executive compensation (Proposal 2), and will not be counted in determining the outcome of those proposals.

We urge you to give voting instructions to your brokerage firm, bank or other nominee on all proposals.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal.

What if I return my proxy card but do not mark it to show how I am voting?

If you sign and return your proxy card but do not indicate instructions for voting, your shares will be voted "FOR" each of Proposals 1, 2, and 3. With respect to any other matter which may properly come before the Annual Meeting, your shares will be voted at the discretion of the proxy holders.

Will any other matters be voted on at the Annual Meeting?

As of the date of this Proxy Statement, management of the Company knows of no other matter that will be presented for consideration at the Annual Meeting other than those matters discussed in this Proxy Statement and matters incidental to the conduct of the Annual Meeting. If any other matters are proposed and properly come before the Annual Meeting and call for a vote of shareholders, your proxy will be voted in the discretion of the proxy holders.

Can I receive future proxy materials electronically?

You can help the Company conserve natural resources and reduce the cost of printing and mailing proxy statements and annual reports by opting to receive future mailings electronically. To enroll, please go to the website www.proxyvote.com, with your proxy card in hand, and follow the instructions.

What is the deadline for appointment of proxies by telephone or the internet, or by returning my proxy card?

Shareholders should complete and return the proxy card as soon as possible. To be valid, your proxy card must be completed in accordance with the instructions on it and received by the Company no later than **11:59 p.m., Eastern Time**, on **Monday, May 24, 2021**. If you appoint your proxy by telephone or the internet, the Company must receive your appointment no later than **11:59 p.m., Eastern Time**, on **Monday, May 24, 2021**. If your shares of common stock are held in "street name," you should follow the voting directions provided by your bank, broker or other nominee.

* * * *

Additional Information

A copy of the Company's 2021 Annual Report to Shareholders, including financial statements for the fiscal year ended January 30, 2021, the fiscal year ended January 25, 2020 and the fiscal year ended January 26, 2019, is enclosed with this Proxy Statement, but such documentation does not constitute a part of the proxy soliciting material.

Submission of Proposals for Inclusion in 2022 Proxy Materials. Proposals that shareholders intend to present at the 2022 Annual Meeting of Shareholders must be received by the Secretary of the Company on or before December 9, 2021 to be considered for inclusion in the Company's proxy materials for that meeting. Pursuant to Rule 14a-8 promulgated under the Exchange Act, proposals of shareholders intended for inclusion in the Proxy Statement for the Company's 2022 Annual Meeting of Shareholders must be received not less than 120 calendar days before the date the Company's Proxy Statement was released to shareholders in connection with the 2021 Annual Meeting of Shareholders, unless the date of the 2022 Annual Meeting of Shareholders will change by more than 30 days from the anniversary of the date of the 2021 Annual Meeting of Shareholders. In such case, the deadline for submitting a proposal is a reasonable time before the Company prints and sends the proxy materials for its 2022 Annual Meeting of Shareholders.

Advance Notice Provisions under By-laws. Shareholders who desire to propose an item of business for action at an annual meeting of shareholders (other than proposals submitted by inclusion in the Proxy Statement), including the election of a director, must follow certain procedures set forth in the Company's Amended and Restated By-laws. To be timely, written notice must be received by the Secretary of the Company not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting. The notice should contain a brief description of the proposal and the reason for conducting such business; the name and address of the shareholder proposing such business, as it appears in the Company's books; the class and number of shares of the Company that are beneficially owned by the shareholder; and any financial interest of the shareholder in such business. Shareholders should, however, consult the Company's Amended and Restated By-laws to ensure that the specific requirements of such notice are met. A copy of the Company's Amended and Restated By-laws may be obtained by any shareholder, without charge, upon written request to the Secretary of the Company at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408.

All shareholder proposals should be sent to the Company's executive offices at 11780 U.S. Highway 1, Suite 600, Palm Beach Gardens, Florida 33408, Attention: Secretary.

Expenses of Solicitation. The Company will bear the cost of this solicitation of proxies, including the preparation, printing and mailing of proxy materials. Proxies may be solicited by directors, officers and regular employees of the Company, without compensation, in person or by mail, telephone, facsimile transmission, telephone or electronic transmission. In addition, the Company may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by directors, officers and regular employees of the Company. The Company will not pay additional compensation to these individuals for any such services.

The Company will reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in forwarding proxy material to beneficial owners.

Other Matters. The Board of Directors knows of no other matters that will be brought before the Annual Meeting other than the matters referred to in this Proxy Statement. If, however, any matters properly come before the Annual Meeting, the persons named as proxies and acting thereon will have discretion to vote on those matters according to their judgment to the same extent as the person delivering the proxy would be entitled to vote.

Notice of Internet Availability of Proxy Materials

Dycom Industries, Inc.'s 2021 Proxy Statement and its 2021 Annual Report to Shareholders are available at the Company's website, *www.dycomind.com*. Please note that the other information contained in or connected to our website is not intended to be part of this Proxy Statement.

By Order of the Board of Directors,

Ryan F. Urness
Vice President, General Counsel and Secretary
April 15, 2021



Dycom supplies the single most critical resource telecom service providers need: skilled people. Our talented workforce of over 14,000 employees provides a wide array of specialty services including construction, engineering, underground facility locating, fulfillment, and program management.

Contact Us

 www.dycomind.com

 info@dycomind.com

 (561) 627-7171

 **Dycom Industries, Inc.**
11780 U.S. Highway 1, Suite 600
Palm Beach Gardens, FL 33408